UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Steven C. Root
Law Offices of Steven C. Root
29 Job Seamans Acres
New London, NH 03257

Re: Sierra Health Services, Inc.
Incoming letter dated January 28, 2002

Dear Mr. Root:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to Sierra by Daniel W. Roberts. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Daniel W. Roberts
6144 Cromwell Avenue
Las Vegas, NV 89107

LAW OFFICES OF STEVEN C. ROOT
29 JOB SEAMANS ACRES
NEW LONDON, N.H. 03257
TELEPHONE/TELECOPIER: (603) 526-4770
TELECOPIER: (603) 526-7170
INTERNET EMAIL: SROOT@TDS.NET

January 28, 2002

Via UPS Next Day Air Service

Rule 14a-8 Under the Securities Exchange Act of 1934

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Daniel W. Roberts

Ladies and Gentlemen:

On behalf of Sierra Health Services, Inc. ("Sierra"), I am submitting this letter to advise the Securities and Exchange Commission (the "SEC") that Sierra intends to exclude the shareholder proposal submitted by Mr. Daniel W. Roberts ("Proponent") from its proxy statement and related materials to be disseminated in advance of Sierra's 2002 Annual Meeting of Stockholders. I am submitting this letter in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, and seeking the advice of the Division of Corporation Finance that it will not recommend to the Enforcement Division that enforcement action be taken against Sierra as a result of Sierra's exclusion of this shareholder proposal.

In accordance with Rule 14a-8(j), I am enclosing six copies of each of the following:

(1) This letter;

(2) Letter, dated December 14, 2001, submitted by the Proponent and received by Sierra on December 19, 2001, including as an attachment the Proponent's shareholder proposal (the "Proposal") and account statements relating to the Proponent's account at TD Waterhouse at various dates during 2000 and 2001, attached as Exhibit A hereto;

(3) Sierra's letter to Proponent, dated December 21, 2001, pursuant to Rule 14a-8(f), advising him of the eligibility and procedural deficiencies of his submission of the Proposal ("Sierra's December 21 Letter"), attached as Exhibit B1 hereto;

(4) Certified Mail receipt for delivery of Sierra's December 21 Letter, signed by Proponent on December 24, 2001, attached as Exhibit B2 hereto;

(5) Proponent's letter to Sierra, dated January 7, 2002, received by Sierra on January 8, 2002, together with 36 attached pages of "print outs" of account statements and similar documents from TD Waterhouse Securities in response to Sierra's December 20 Letter ("Proponent's January 7 Letter"), attached as Exhibit C hereto;

(6) Proponent's letter, dated November 13, 2000, asserting claims that Sierra engaged in employment harassment, sexual harassment, reverse racism, and directing a hostile work

environment toward Proponent, acknowledging that he voluntarily terminated employment with Sierra, demanding one year's salary and 18 months' health benefits, and threatening to submit shareholder proposals if his demands are not met ("Proponent's November 13 Letter"), attached as Exhibit D hereto;

(7) Sierra's letter, dated November 22, 2000, denying Proponent's demand for one years' salary and 18 months' health benefits ("Sierra's November 22 Letter"), attached as Exhibit E hereto; and

(8) Proponent's letter, undated but received by Sierra December 14, 2000, responding to Sierra's November 22 Letter, relating to Proponent's employment claims and attaching a copy of a shareholder proposal, attached as Exhibit F hereto.

In accordance with Rule 14a-8(j)(2), the Company is simultaneously providing to Proponent a copy of this letter together with all of the Exhibits identified above.

The Proposal states:

RESOLVED, the Shareholders of Sierra Health Services, Inc. request that the Board of Directors take the necessary steps to cause conditions to be added to the current terms of Executive Compensation (including the compensation of the Chief Executive Officer as well as the next 14 highest ranking officers in the Company) so that no bonus payments or stock options will be paid to any of these 15 individuals for a fiscal year if either: (1) the Earnings Per Share, or, (2) the year-end market price of common stock of SHS (NYSE ticker SIE) do/does not exceed those respective amounts of the last truly successful year, 1997, before the stocks' price was decimated by the Market.

A supporting statement is included with the Proposal, as set forth in Exhibit A.

The Company anticipates filing its definitive proxy materials at least 80 days from the date of filing of this letter with the SEC.

I. Grounds for Exclusion of the Proposal From Sierra Proxy Materials.

Sierra is entitled to exclude the Proposal from its proxy materials for two reasons. First, the Proponent has failed to establish that he has continuously held $2,000 worth of Sierra's Common Stock for one year prior to his submission of the Proposal and at the date of submission, as required under Rule 14a-8(b)(1). Second, the Proponent's own correspondence clearly shows that he submitted his Proposal in order to seek redress of a personal claim or grievance against Sierra, to confer a benefit upon himself, and to further his personal interests, so that Sierra is entitled to exclude his Proposal under Rule 14a-8(i)(4). Third, Sierra is entitled to exclude the Proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) because it would require Sierra to breach contractual obligations or, conversely, could not be implemented while complying with contractual obligations.

II. Exclusion Under Rule 14a-8(b)(1) and Rule 14a-8(f) Due to Failure to Demonstrate Continuous Ownership of $2,000 Worth of Sierra Common Stock for Year Prior to Submission and Ownership at Submission Date

As it pertains to Sierra, Rule 14a-8(b)(1) requires that, for Proponent to be eligible to submit a proposal for inclusion in Sierra's proxy materials, he must have continuously held at least $2,000 worth of Sierra Common Stock for at least one year prior to the date he submitted the Proposal. Sierra's review of its stock ownership records shows that Proponent is not currently a record owner of Sierra Common Stock, and has not been one during the relevant period.

Rule 14a-8(b)(2), addressed to a non-registered holder submitting a proposal, states in pertinent part:

> [A]t the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. . . .

(The second way to prove ownership, applicable to a Schedule 13D or 13G filer or Section 16(a) reporting person, is not here relevant.)

Proponent's letter submitting the Proposal did not comply with this requirement of Rule 14a-8(b)(2)(i). The letter included various account statements, dated 12/29/2000, 1/31/2001, 3/30/2001/ 6/29/2001, and 9/29/2001, but (as discussed below) these did not satisfy Rule 14a-8(b)(2)(i) and, in any event, did not speak as of December 14, 2001, the date at which the Proponent submitted the Proposal.

In accordance with Rule 14a-8(f), Sierra notified Proponent of his failure to comply with Rule 14a-8(b)(2), in Sierra's December 21 Letter (Exhibit B1), within the 14-calendar-day period required by Rule 14a-8(f).

Sierra's December 21 Letter clearly advised Proponent that his submission was deficient in complying with Rule 14a-8(b)'s proof-of-ownership requirements. It specifically advised Proponent, in "plain English" tracking the words of Rule 14a-8(b)(2), as to how he could prove his one-year continuous ownership of Sierra Common Stock, stating that one way to do this would be

> for you to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

Proponent then submitted his January 7 Letter (Exhibit C), which presented still more account statements and similar documents provided to the Proponent by TD Waterhouse Securities. Proponent's January 7 Letter stated that an employee of TD Waterhouse Securities, Mr. F. David Levanduski, printed out the statements for Proponent. The January 7 Letter continued:

> Mr. Levanduski verified that I have held more than $2000.00 worth of Sierra Stock continuously for more than 2 years. If you have any questions regarding MY stock ownership, please call Mr. Levanduski directly . . . and he states that he would be glad to answer any questions you may have.

Proponent did not comply with the requirements of Rule 14a-8(b)(2), in two respects. First, the account statements, the assertion by Proponent that Mr. Levanduski verified *to Proponent* that Proponent held the requisite Sierra stock continuously for one year, and Proponents directions to call Mr. Levanduski for oral verification do not constitute compliance with the requirement to submit a written statement from the record holder verifying continuous ownership. Second, it appears that none of the account statements proffered speaks as of December 14, 2001, the date Proponent submitted his Proposal.

In Division of Corporation Finance: Staff Legal Bulletin No. 14, "Shareholder Proposals," (July 13, 2001) ("SLB 14"), Question 1(c) in Part C stated in pertinent part:

> (2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.
>
> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

These clear and unambiguous staff positions reflect the conclusions in a number of no-action letters. *See, e.g., AT&T Corp.* (available Mar. 6, 2001); *SBC Communications Inc.* (available December 14, 1999); *Bell Atlantic Corporation* (available July 21, 1999).

Accordingly, Sierra intends to exclude the Proposal due to Proponent's failure to provide the requisite proof of continuous ownership under Rule 14a-8(b) and Rule 14a-8(f).

III. Exclusion Under Rule 14a-8(i)(4) of Proposal Submitted to Redress a Personal Claim or Grievance, Designed to Benefit Proponent, or to Further a Personal Interest of Proponent.

Proponent brazenly threatened, in writing, to submit shareholder proposals if Sierra failed to settle his claims for cash payments and benefits following his voluntary termination of employment. Shortly after Sierra denied those claims, he made good on his threat in December 2000 by submitting several proposals, later replaced by a single proposal quite similar to the Proposal. The Company excluded that proposal from its 2001 proxy statement on several grounds, including pursuant to Rule 14a-

8(i)(4) (in concurring that grounds existed for excluding the proposal, the staff did not address the Rule 14a-8(i)(4) grounds). This is an exceptionally clear case of a former employee seeking to use the shareholder proposal process to bludgeon a company into acceding to his demands. As such, Proponent's Proposal can be excluded from Sierra' proxy materials under Rule 14a-8(i)(4).

The Proponent was employed by Sierra for approximately ten years. In 1998, he took a leave of absence for approximately 18 months in order to correct a vision problem through eye surgery. Proponent was able to return to work in October, 2000. He did not report to work on the date he was scheduled to do so; instead, a third party notified Sierra that Proponent would not be reporting to work due to the illness of Proponent's father. Proponent reported to work the next week. The following week, Proponent was absent again without notifying Sierra, and failed to respond promptly to repeated pages. When he finally telephoned his manager, Proponent objected to some of the manager's requests, and announced that he quit his job.

In Proponent's November 13 Letter (Exhibit D) to Sierra, he demanded a payment equal to one year's salary plus full medical/dental/vision benefits for 18 months. In the letter, Proponent conceded that he had quit, but claimed to be "the victim of employment harassment, sexual harassment, reverse racism, and the recipient of a hostile work environment." In Sierra's response letter dated November 22, 2000 (Exhibit E), Sierra denied Proponent's demand for one year's salary and 18 months' health care coverage.

In Proponent's November 13 Letter, he expressly threatened to submit shareholder proposals if his demand for pay and benefits were denied. He stated:

> I have always believed that we can do things the easy way or the hard way. Some people choose the former, and some the later. I feel that I am entitled to the payout that my friends received and I certainly would be satisfied with a minimum of a month's pay for each year worked, which could be easily rounded off to a year's pay, as well as my full medical benefits, and those of my significant other, being provided for that same year. I feel that would be a suitable token of the company's appreciation and esteem for my services and the indignities I have recently been subjected to and forced to endure, as well as what I tolerated from management and upper management for the last 10 years.
>
> I've found it of great interest that over the past ten years or so, that there has never been a dissenting voice or any proposals submitted by any stockholders that needed to be voted on via proxy or in person at the Company's annual meetings and included in the Company's Annual Report. All I can say is that, as the owner of over 6,000 shares of Company stock, I currently have several (actually several more than that) proposals I'd like to share this spring with fellow stakeholders to vote on- focusing on such things as-
>
> 1. Employee/Employment practices
> 2. Management Remuneration
> 3. Bonus/Stock Option Practices
> 4. Promotion Practices and the recipients of such
> 5. Employee Turnover/Firing Practices in subsidiaries
> 6. Proposal to sell the Company to the Highest Bidder

> 7. Proposal that Management requires approval of Stockholders to expand or buy businesses out of state
> 8. Non-Nepotism requirement for employment
> 9. Stockholder approval to purchase another plane/jet or property used primarily by Upper Management as a "perk"
> 10. Request "Action Plans" be presented to Shareholders on how the Company plans on improving employee relations and fiscal results in under-performing units/subsidiaries
> and so on. . .They may not pass but...but they'll be in print....
>
> If you would like to know the topic area of other proposals I have in mind, I'd be more than glad to share the gist of them with you. Rest assured if denied what I feel is only fair, I will be glad to hand deliver these proposals on or before December 8th, 2000 or send them Certified mail-which ever would be easier for the Company.

Proponent's November 13 Letter, pages 4-5 (ellipses in original). (A post script to the letter increased the demand for health benefits from one year to 18 months.)

His claims having been denied, Proponent made good on this threat by submitting proposals for the 2001 Annual Meeting of Shareholders. In like fashion, Proponent's letter attached hereto as Exhibit F responded to the denial of his employment claim by reasserting the claim and attaching one of the December 2000 shareholder proposals. This was an apparent attempt to show that he was prepared to, as he had said, "do things the hard way." Although his shareholder proposal was excluded from the Company's 2001 proxy materials, the Proponent is back yet again with essentially the same proposal, clearly a tactic intended to extort a settlement out of the Company, or exact revenge, for the Proponent's personal complaints unrelated to the subject matter of the Proposal.

Prior to making his threat to submit a shareholder proposal as a result of the employment dispute, Proponent had not submitted a shareholder proposal to Sierra. Despite the fact that the Proponent apparently is an active investor with ownership of stocks in dozens of companies, I have been unable to discover evidence that he has submitted a shareholder proposal to any company other than Sierra. This suggests that the Proponent is not exercising his rights as a shareholder because of any commitment to shareholder democracy. In his letter to the staff dated March 27, 2001 regarding his December 2000 submissions, Proponent asserted:

> I had planned to put forth a stockholder proposal this year whether or not I had encountered employment difficulties with Sierra.

In light of his previous threat to Sierra -- "Rest assured if denied what I feel is only fair, I will be glad to hand deliver [shareholder] proposals . . ." -- his statement to the staff is utterly lacking in credibility.

The SEC has long recognized that a proponent can attempt to use shareholder proposals to harass a company into acceding to the proponent's claims, even though the terms of the shareholder proposal itself do not have a direct bearing on those claims. Thus, in Release 34-19135 (Oct. 14, 1982), the SEC stated (regarding the predecessor to Rule 14a-8(i)(4)): "[A] proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may

be excluded . . . if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." The staff has concluded that many proposals, which on their face dealt with issues of general concern to shareholders, were in fact submitted by a proponent seeking to gain leverage against the company with respect to a separate dispute, and that such proposals could be properly excluded under Rule 14a-8(i)(4) and its predecessor rule. *See, e.g., The Southern Company* (available Dec. 10, 1999) (excluding a proposal to form a shareholder committee to investigate complaints against management presented by a former employee seeking a forum for his numerous claims); *Phillips Petroleum Company* (available Mar. 4, 1999) (excluding a proposal to require shareholder approval prior to the "alienation" of assets presented by a former employee); *US WEST, Inc.* (available Feb. 22, 1999) (excluding a proposal to censure directors for actions relating to the transfer agent presented by a shareholder with a personal complaint against the transfer agent); *Burlington Northern Santa Fe Corporation* (available Feb. 5, 1999) (excluding nine proposals relating to the company's operations presented by a shareholder and his family who had asserted numerous claims and grievances against the company in a variety of forums); *U S West, Inc.* (available Dec. 2, 1998) (excluding a proposal to advise management of shareholder dissatisfaction relating to a cash payment in connection with a split-off presented by a shareholder displeased with his tax preparation expenses).

Proponent's November 13 Letter stands out from most of these examples in that it is so blatant. He said in writing he would submit shareholder proposals if his demands were not met, and he followed through on his threat. Sierra believes that this establishes a clear and outrageous abuse of the shareholder proposal process and clear grounds, under Rule 14a-8(i)(4), for exclusion of the proposal from Sierra's proxy materials. Accordingly, Sierra intends to exclude the Proposal under Rule 14a-8(i)(4). I request that you concur in my view.

* * * * *

I am sending to Proponent, via UPS Next Day Air Service, a copy of this submission (including exhibits), thus advising him of Sierra's intent to exclude his Proposal from its proxy materials for the 2001 Annual Meeting. Proponent is respectfully requested to provide copies to the undersigned of any response that he may choose to make to the SEC. (Although the Proponent apparently submitted a response to the SEC to my no-action request dated January 15, 2001, which led to *Sierra Health Services, Inc.* (available March 16, 2001), and *Sierra Health Services, Inc.(reconsideration)* (available April 10, 2001), he did not provide me with a copy of that response.)

A copy of this letter is also enclosed, without exhibits, which I request your filing desk to date-stamp and return to me in the attached self-addressed stamped envelope, to evidence the SEC's receipt of this filing.

If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (603) 526-4770. Thank you for your attention to this matter.

Very truly yours,

Steven C. Root

cc: Frank E. Collins, Esq. (w/enclosures)
Ms. Jayne Primaky
Mr. Daniel W. Roberts (w/enclosures)

Exhibit A
(8 pages)

December 14, 2001

Dear Mr. Collins,

I have enclosed a shareholder proposal that I would like to be included in the proxy materials and presented at the company's next annual meeting, scheduled for sometime in May, 2002.

I have also enclosed proof that I have owned at least $2000.00 worth of Sierra stock over the past year, and let me reassure you that I intend to maintain my position in SIE at least until the annual meeting occurs.

If you have any questions regarding this request, don't hesitate to contact me at 877-2405.

Happy Holidays to you and yours!

Sincerely,

Daniel W. Roberts

Daniel W. Roberts

RESOLVED, the Shareholders of Sierra Health Services, Inc., request that the Board of Directors take the necessary steps to cause conditions to be added to the current terms of Executive Compensation (including the compensation of the Chief Executive Officer as well as the next 14 highest ranking officers in the Company) so that no bonus payments or stock options will be paid to any of these 15 individuals for a fiscal year if either: (1) the Earnings Per Share, or, (2) the year-end market price of common stock of SHS (NYSE ticker SIE) do/does not exceed those respective amounts of the last truly successful fiscal year, 1997, before the stocks' price was decimated by the Market.

Management should be FAIRLY compensated and given appropriate compensation only when the company returns to actual profitability, which is defined as results that equal or exceed those respective benchmarked amounts of SHS' last truly profitable year, 1997, prior to the Company's massive stock market price decline in excess of 75%.

Under the prior Executive Compensation plan, the CEO (Anthony Marlon) received cash bonuses and stock options of $0/365,000 shares (2000), $327,600.00/150,000 shares (1999), $630,000.00/0 (1998), and $793,00.00/37,500 (1997).

For years 1997,1998, 1999, and 2000: (1) Earnings per share (EPS) were 0.88 cents, $1.43, -.17 cents, and -7.37 respectively, and the year- end stock price was $33 5/8, $21.06, $6 11/16, and $3.80 respectively.

Under the proposed added conditions to the plan, no type of bonus (cash and/or stock options) would have been granted over the past

3 years to any of the 15 top ranking officers of the Company. It is also interesting to note that Management extended by three years the expiration date for 1,035,000 options covering shares that would have expired in 1999 and 2000 for their own benefit and without getting stockholder prior approval. Management continues to feed at the trough at the expense of the stakeholders. Stockholder's Equity has shrunk by more than 65% between 1998 and 2000 (Stockholder equity in 1998 was $303,714 but by the end of the year 2000, it was only $ 90,473, a tremendous loss of value, to say the least).

The proposed additional terms of the Executive Compensation plan puts the interests of these Executive Officers more in line with the owners of the Company, the shareholders.

You are urged to vote IN FAVOR of this proposal.

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	CUSTOMER NAME	PERIOD ENDING	PAGE
398-13130-1-2	DANIEL W ROBERTS	12/29/2000	3 OF 13

PORTFOLIO POSITIONS LONG (continued)

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
MRGN	300	LABOR READY INC NEW	LRW	3.313	993.90	0.2		
MRGN	403.5556	LUBY'S INC	LUB	6.000	2,421.33	0.4	0.40	161
		FORMERLY LUBYS CAFETERIAS INC						
MRGN	1,076.2838	LUCENT TECHNOLOGIES INC	LU	13.500	14,529.83	2.7	0.08	86
CASH	164.0110	MERCK & CO INC	MRK	93.625	15,355.53	2.8	1.36	223
MRGN	4	NCR CORP NEW		50.250	201.00	0.0		
		ODD LOT TENDER OFFER						
MRGN	4.0560	NEWMONT MINING CORP	NEM	17.063	69.21	0.0	0.12	
MRGN	13.2991	NORTHEAST UTILITIES	NU	24.250	322.50	0.1	0.40	5
CASH	1.8697	NSTAR	NST	42.875	80.16	0.0	2.06	4
MRGN	30	NSTAR	NST	42.875	1,286.25	0.2	2.06	62
MRGN	101.2165	OGDEN CORP	OG	15.375	1,556.20	0.3		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	80.125	6,970.88	1.3		
MRGN	500.9302	OWENS CORNING	OWC	0.813	407.26	0.1		
MRGN	100	PACIFICARE HEALTH SYSTEMS INC	PHSY	15.000	1,500.00	0.3		
		DEL						
CASH	10.5727	PALL CORP	PLL	21.313	225.34	0.0	0.66	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	11.938	1,790.70	0.3		
CASH	97.0698	PROCTER & GAMBLE CO	PG	78.438	7,613.96	1.4	1.40	136
MRGN	309.1491	PROGRESS ENERGY INC	PGN	49.188	15,206.43	2.8	2.12	655
MRGN	11.6865	RAYTHEON CO-CL A	RTNA	29.000	338.91	0.1	0.80	9
MRGN	603.4842	RITE AID CORP	RAD	2.375	1,433.27	0.3		
CASH	16.5512	ROHM & HAAS CO	ROH	36.313	601.02	0.1	0.80	13
MRGN	466.2698	SBC COMMUNICATIONS INC	SBC	47.750	22,264.38	4.1	1.02	473
MRGN	41	SEALED AIR CORP NEW	SEE	30.500	1,250.50	0.2		
CASH	3.5117	SEALED AIR CORP NEW-$2 CONV	SEEPRA	32.250	113.25	0.0	2.00	7
		PFD SER A						
MRGN	37	SEALED AIR CORP NEW-$2 CONV	SEEPRA	32.250	1,193.25	0.2	2.00	74
		PFD SER A						
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	1.750	4.94	0.0		
MRGN	2,800	SERVICE CORP INTERNATIONAL	SRV	1.750	4,900.00	0.9		
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	3.800	5,415.00	1.0		
MRGN	4,232	SIERRA HEALTH SERVICES INC	SIE	3.800	16,081.60	2.9		
CASH	313.8357	SIERRA PACIFIC RESOURCES NEW	SRP	16.063	5,041.14	0.9	1.00	314
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	16.063	5,573.86	1.0	1.00	347
MRGN	111	SOUTHERN UNION CO NEW	SUG	26.500	2,941.50	0.5		
MRGN	413.5188	SPRINT CORP	FON	20.313	8,399.81	1.5	0.50	207
MRGN	200	SPRINT CORP PCS SER 1	PCS	20.438	4,087.60	0.7		
MRGN	37	STATION CASINOS INC	STN	14.938	552.71	0.1		
CASH	375	STEMCELLS INC	STEM	2.500	937.50	0.2		
CASH	81.5659	TEXACO INC	TX	62.125	5,067.28	0.9	1.80	147
MRGN	104.7800	TEXACO INC	TX	62.125	6,509.46	1.2	1.80	189
MRGN	125	TRANS WORLD AIRLINES INC NEW	TWA	1.080	135.00	0.0		
		$0.01 PAR						
CASH	350	TREND-LINES INC-CL A	TRNDQ	0.029	10.15	0.0		

ACCOUNT NO.	CUSTOMER NAME	PERIOD ENDING	PAGE
398-13130-1-2	DANIEL W ROBERTS	01/31/2001	3 OF 9

PORTFOLIO POSITIONS LONG (continued)

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
MRGN	300	LABOR READY INC NEW	LRW	5.950	1,785.00	0.3		
MRGN	403.5556	LUBY'S INC FORMERLY LUBYS CAFETERIAS INC	LUB	6.050	2,441.51	0.4	0.40	161
MRGN	1,076.2858	LUCENT TECHNOLOGIES INC	LU	18.600	20,018.88	3.3	0.08	86
CASH	164.6150	MERCK & CO INC	MRK	82.180	13,528.06	2.3	1.36	224
MRGN	4.0560	NEWMONT MINING CORP	NEM	15.450	62.67	0.0	0.12	
MRGN	13.2991	NORTHEAST UTILITIES	NU	22.580	300.29	0.1	0.40	5
CASH	1.8697	NSTAR	NST	37.220	69.59	0.0	2.06	4
MRGN	30	NSTAR	NST	37.220	1,116.60	0.2	2.06	62
MRGN	101.2165	OGDEN CORP	OG	16.790	1,699.43	0.3		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	64.016	5,569.39	0.9		
MRGN	500.9302	OWENS CORNING	OWC	1.740	871.62	0.1		
MRGN	100	PACIFICARE HEALTH SYSTEMS INC DEL	PHSY	24.313	2,431.30	0.4		
CASH	10.5727	PALL CORP	PLL	24.400	257.97	0.0	0.68	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	11.250	1,687.50	0.3		
CASH	97.0698	PROCTER & GAMBLE CO	PG	71.840	6,973.49	1.2	1.40	136
MRGN	309.1491	PROGRESS ENERGY INC	PGN	41.200	12,736.94	2.1	2.12	655
MRGN	11.6865	RAYTHEON CO-CL A	RTNA	33.650	393.25	0.1	0.80	9
MRGN	603.4842	RITE AID CORP	RAD	3.840	2,317.38	0.4		
CASH	16.5512	ROHM & HAAS CO	ROH	35.900	594.19	0.1	0.80	13
MRGN	466.2698	SBC COMMUNICATIONS INC	SBC	48.350	22,544.14	3.8	1.02	473
MRGN	41	SEALED AIR CORP NEW	SEE	31.830	1,305.03	0.2		
CASH	4.1098	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	33.250	136.65	0.0	2.00	8
MRGN	37	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	33.250	1,230.25	0.2	2.00	74
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	3.850	10.87	0.0		
MRGN	2,800	SERVICE CORP INTERNATIONAL	SRV	3.850	10,780.00	1.8		
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	5.150	7,338.75	1.2		
MRGN	4,232	SIERRA HEALTH SERVICES INC	SIE	5.150	21,794.80	3.6		
CASH	313.8357	SIERRA PACIFIC RESOURCES NEW	SRP	14.610	4,585.14	0.8	1.00	314
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	14.610	5,069.67	0.8	1.00	347
MRGN	111	SOUTHERN UNION CO NEW	SUG	20.900	2,319.90	0.4		
MRGN	413.5188	SPRINT CORP	FON	24.800	10,255.27	1.7	0.50	207
MRGN	200	SPRINT CORP PCS SER 1	PCS	30.500	6,100.00	1.0		
MRGN	37	STATION CASINOS INC	STN	12.880	476.56	0.1		
CASH	375	STEMCELLS INC	STEM	3.563	1,336.13	0.2		
CASH	81.5659	TEXACO INC	TX	61.400	5,008.15	0.8	1.80	147
MRGN	104.7800	TEXACO INC	TX	61.400	6,433.49	1.1	1.80	189
MRGN	125	TRANS WORLD AIRLINES INC NEW $0.01 PAR	TWA	1.320	165.00	0.0		
CASH	350	TREND-LINES INC-CL A	TRNDQ	0.040	14.00	0.0		
MRGN	109.7521	UNION PACIFIC CORP	UNP	52.980	5,814.67	1.0	0.80	88
MRGN	330	UROMED CORP-NEW	URMD	3.313	1,093.29	0.2		

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	CUSTOMER NAME	PERIOD ENDING	PAGE
398-13130-1-2	DANIEL W ROBERTS	03/30/2001	

PORTFOLIO POSITIONS LONG (continued)

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
CASH	350	I-FLOW CORP NEW	IFLO	1.813	634.55	0.1		
MRGN	200	IOMEGA CORP	IOM	3.680	736.00	0.1		
MRGN	372.1527	J P MORGAN CHASE & CO	JPM	44.900	16,709.66	3.1	1.36	506
MRGN	150	JOSEPH A BANK CLOTHIERS INC	JOSB	5.750	862.50	0.2		
MRGN	200	K MART CORP	KM	9.400	1,880.00	0.3		
MRGN	300	LABOR READY INC NEW	LRW	3.150	945.00	0.2		
MRGN	403.5556	LUBY'S INC FORMERLY LUBYS CAFETERIAS INC	LUB	7.600	3,067.02	0.6	0.40	161
MRGN	1,078.0500	LUCENT TECHNOLOGIES INC	LU	9.970	10,748.16	2.0	0.08	86
CASH	164.6150	MERCK & CO INC	MRK	75.900	12,494.28	2.3	1.36	224
MRGN	4.0630	NEWMONT MINING CORP	NEM	16.120	65.50	0.0	0.12	
MRGN	100	NORTH AMERICAN PALLADIUM LTD	PAL	7.700	770.00	0.1		
MRGN	13.2991	NORTHEAST UTILITIES	NU	17.380	231.14	0.0	0.40	5
CASH	2.3002	NSTAR	NST	38.300	88.10	0.0	2.06	5
MRGN	30	NSTAR	NST	38.300	1,149.00	0.2	2.06	62
MRGN	100	ORCKIT COMMUNICATIONS LTD	ORCT	1.219	121.90	0.0		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	39.625	3,447.38	0.6		
MRGN	500.9302	OWENS CORNING	OWC	3.200	1,602.98	0.3		
MRGN	100	PACIFICARE HEALTH SYSTEMS INC DEL	PHSY	24.875	2,487.50	0.5		
CASH	10.6445	PALL CORP	PLL	21.920	233.33	0.0	0.68	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	10.250	1,537.50	0.3		
CASH	97.5231	PROCTER & GAMBLE CO	PG	62.600	6,104.95	1.1	1.40	137
MRGN	309.1491	PROGRESS ENERGY INC	PGN	43.070	13,315.05	2.5	2.12	655
MRGN	11.7557	RAYTHEON CO-CL A	RTNA	29.200	343.27	0.1	0.80	9
MRGN	603.4842	RITE AID CORP	RAD	6.690	4,037.31	0.7		
CASH	16.6399	ROHM & HAAS CO	ROH	30.810	512.68	0.1	0.80	13
MRGN	468.6174	SBC COMMUNICATIONS INC	SBC	44.630	20,914.39	3.9	1.02	476
MRGN	41	SEALED AIR CORP NEW	SEE	33.330	1,366.53	0.3		
CASH	4.1098	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	36.800	151.24	0.0	2.00	8
MRGN	37	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	36.800	1,361.60	0.3	2.00	74
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	4.750	13.41	0.0		
MRGN	2,800	SERVICE CORP INTERNATIONAL	SRV	4.750	13,300.00	2.5		
MRGN	100	SIEBEL SYSTEMS INC	SEBL	27.200	2,720.00	0.5		
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	4.560	6,498.00	1.2		
MRGN	3,232	SIERRA HEALTH SERVICES INC	SIE	4.560	14,737.92	2.7		
CASH	325.6028	SIERRA PACIFIC RESOURCES NEW	SRP	14.800	4,818.92	0.9	1.00	326
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	14.800	5,135.60	0.9	1.00	347
MRGN	111	SOUTHERN UNION CO NEW	SUG	21.000	2,331.00	0.4		
MRGN	413.5188	SPRINT CORP	FON	21.990	9,093.28	1.7	0.50	207
MRGN	200	SPRINT CORP PCS SER 1	PCS	19.000	3,800.00	0.7		
MRGN	37	STATION CASINOS INC	STN	13.810	510.97	0.1		

PORTFOLIO POSITIONS LONG (continued)

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
MRGN	100	HUMANA INC	HUM	9.850	985.00	0.2		
MRGN	200	HUMPHREY HOSPITALITY TRUST INC REIT	HUMP	3.390	678.00	0.1	0.92	185
CASH	350	I-FLOW CORP NEW	IFLO	1.500	525.00	0.1		
MRGN	200	IOMEGA CORP	IOM	2.390	478.00	0.1		
MRGN	374.7729	J P MORGAN CHASE & CO	JPM	44.600	16,714.87	2.7	1.36	510
MRGN	150	JOSEPH A BANK CLOTHIERS INC	JOSB	4.950	742.50	0.1		
MRGN	300	JUNIPER NETWORKS	JNPR	31.100	9,330.00	1.5		
MRGN	200	K MART CORP	KM	11.470	2,294.00	0.4		
MRGN	300	LABOR READY INC NEW	LRW	5.240	1,572.00	0.3		
MRGN	403.5556	LUBY'S INC FORMERLY LUBYS CAFETERIAS INC	LUB	9.790	3,950.81	0.6	0.40	161
MRGN	1,080.7688	LUCENT TECHNOLOGIES INC	LU	6.200	6,700.77	1.1	0.08	86
CASH	165.3568	MERCK & CO INC	MRK	63.910	10,567.95	1.7	1.36	225
MRGN	4.0688	NEWMONT MINING CORP	NEM	18.610	75.72	0.0	0.12	
MRGN	100	NORTH AMERICAN PALLADIUM LTD	PAL	7.900	790.00	0.1		
MRGN	13.3752	NORTHEAST UTILITIES	NU	20.750	277.54	0.0	0.50	7
CASH	2.7117	NSTAR	NST	42.560	115.41	0.0	2.06	6
MRGN	30	NSTAR	NST	42.560	1,276.80	0.2	2.06	62
MRGN	100	ORCKIT COMMUNICATIONS LTD	ORCT	1.910	191.00	0.0		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	52.590	4,575.33	0.7		
MRGN	500.9302	OWENS CORNING	OWC	2.010	1,006.87	0.2		
MRGN	100	PACIFICARE HEALTH SYSTEMS INC DEL	PHSY	16.300	1,630.00	0.3		
CASH	10.7229	PALL CORP	PLL	23.530	252.31	0.0	0.68	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	12.100	1,815.00	0.3		
CASH	98.0312	PROCTER & GAMBLE CO	PG	63.800	6,254.39	1.0	1.40	137
MRGN	312.9262	PROGRESS ENERGY INC	PGN	44.920	14,056.65	2.3	2.12	663
MRGN	603.4842	RITE AID CORP	RAD	9.000	5,431.36	0.9		
CASH	16.7407	ROHM & HAAS CO	ROH	32.900	550.77	0.1	0.80	13
MRGN	471.4778	SBC COMMUNICATIONS INC	SBC	40.060	18,887.40	3.1	1.03	483
MRGN	41	SEALED AIR CORP NEW	SEE	37.250	1,527.25	0.2		
CASH	4.7020	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	39.950	187.84	0.0	2.00	9
MRGN	37	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	39.950	1,478.15	0.2	2.00	74
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	6.360	17.95	0.0		
MRGN	2,800	SERVICE CORP INTERNATIONAL	SRV	6.360	17,808.00	2.9		
MRGN	100	SIEBEL SYSTEMS INC	SEBL	46.900	4,690.00	0.8		
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	7.010	9,989.25	1.6		
MRGN	3,232	SIERRA HEALTH SERVICES INC	SIE	7.010	22,656.32	3.7		
CASH	325.6028	SIERRA PACIFIC RESOURCES NEW	SRP	15.990	5,206.30	0.8	1.00	326
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	15.990	5,548.53	0.9	1.00	347
MRGN	111	SOUTHERN UNION CO NEW	SUG	20.400	2,264.40	0.4		

TD WATERHOUSE
TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	CUSTOMER NAME	PERIOD ENDING	PAGE
398-13130-1-2	DANIEL W ROBERTS	09/29/2000	

PORTFOLIO POSITIONS LONG (continued)

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
MRGN	100	HUMANA INC	HUM	10.750	1,075.00	0.2		
CASH	350	I-FLOW CORP NEW	IFLO	3.031	1,060.85	0.2		
MRGN	150	JOSEPH A BANK CLOTHIERS INC	JOSB	4.500	675.00	0.1		
MRGN	200	K MART CORP	KM	6.000	1,200.00	0.2		
MRGN	100	LABOR READY INC NEW	LRW	4.188	418.80	0.1		
MRGN	203.2556	LUBY'S INC FORMERLY LUBYS CAFETERIAS INC	LUB	5.313	1,081.49	0.2	0.40	81
MRGN	76.1853	LUCENT TECHNOLOGIES INC	LU	30.563	2,328.45	0.4	0.08	6
CASH	163.2609	MERCK & CO INC	MRK	74.438	12,152.81	2.3	1.36	222
MRGN	4	NCR CORP NEW	NCR	37.813	151.25	0.0		
MRGN	4.0494	NEWMONT MINING CORP	NEM	17.000	68.84	0.0	0.12	
MRGN	13.1833	NORTHEAST UTILITIES	NU	21.688	285.92	0.1	0.40	5
CASH	1.4756	NSTAR	NST	40.250	59.39	0.0	2.00	3
MRGN	30	NSTAR	NST	40.250	1,207.50	0.2	2.00	60
MRGN	101.2165	OGDEN CORP	OG	13.563	1,372.80	0.3		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	70.000	6,090.00	1.2		
MRGN	200.9302	OWENS CORNING	OWC	2.625	527.44	0.1	0.30	60
CASH	10.4903	PALL CORP	PLL	19.938	209.16	0.0	0.66	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	15.125	2,268.75	0.4		
CASH	96.6174	PROCTER & GAMBLE CO	PG	67.000	6,473.37	1.2	1.40	135
MRGN	11.6133	RAYTHEON CO-CL A	RTNA	27.375	317.91	0.1	0.80	9
MRGN	203.4842	RITE AID CORP	RAD	4.000	813.94	0.2		
CASH	16.4496	ROHM & HAAS CO	ROH	29.063	478.07	0.1	0.80	13
MRGN	464.1452	SBC COMMUNICATIONS INC	SBC	50.000	23,207.26	4.4	1.02	471
MRGN	41	SEALED AIR CORP NEW	SEE	45.250	1,855.25	0.4		
CASH	3.0760	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	45.000	138.42	0.0	2.00	6
MRGN	37	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	45.000	1,665.00	0.3	2.00	74
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	2.438	6.88	0.0	0.36	1
MRGN	1,500	SERVICE CORP INTERNATIONAL	SRV	2.438	3,657.00	0.7	0.36	540
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	4.688	6,680.40	1.3		
MRGN	4,232	SIERRA HEALTH SERVICES INC	SIE	4.688	19,839.62	3.8		
CASH	303.9358	SIERRA PACIFIC RESOURCES NEW	SRP	18.000	5,470.84	1.0	1.00	304
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	18.000	6,246.00	1.2	1.00	347
MRGN	409.2298	SPRINT CORP	FON	29.313	11,995.75	2.3	0.50	205
MRGN	200	SPRINT CORP PCS SER 1	PCS	35.063	7,012.60	1.3		
MRGN	37	STATION CASINOS INC	STN	14.250	527.25	0.1		
CASH	375	STEMCELLS INC	STEM	6.500	2,437.50	0.5		
CASH	80.1479	TEXACO INC	TX	52.500	4,207.76	0.8	1.80	144
MRGN	104.7800	TEXACO INC	TX	52.500	5,500.95	1.1	1.80	189
MRGN	125	TRANS WORLD AIRLINES INC NEW $0.01 PAR	TWA	1.920	240.00	0.0		
CASH	350	TREND-LINES INC-CL A	TRNDQ	0.130	45.50	0.0		
MRGN	108.7476	UNION PACIFIC CORP	UNP	38.875	4,227.56	0.8	0.80	87

Exhibit B1
(2 pages)

SIERRA HEALTH SERVICES, INC.

All the benefits of good health.℠

Certified Mail/Return Receipt Requested

December 21, 2001

Mr. Daniel W. Roberts
6144 Cromwell Avenue
Las Vegas, NV 89107

RE: Shareholder Proposal

Dear Mr. Roberts:

On December 19, 2001, Sierra Health Services, Inc. ("Sierra") received a stockholder proposal submitted by you (the "Proposal"). The Proposal would request the Board of Directors to take steps so that no bonus payments or stock options will be paid to the Chief Executive Officer and the next 14 highest ranking officers for a fiscal year if earnings per share or year-end market price of Sierra Common Stock does not exceed those respective amounts for fiscal 1997.

I am writing on behalf of Sierra to notify you of certain procedural and eligibility deficiencies regarding your submission of the Proposal. By this letter, Sierra is complying with its obligations under Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

Rule 14a-8 specifies procedural and eligibility requirements for submission of stockholder proposals for inclusion in the proxy statement. The Rule, as well as Rule 14a-9, also specify the substantive grounds upon which a company can exclude a stockholder proposal from the proxy statement. This letter addresses only the initial procedural and eligibility requirements of Rule 14a-8. Sierra has not yet determined whether it will seek to exclude the Proposal on substantive grounds, and reserves all of its rights to do so in accordance with Rules 14a-8 and 14a-9.

Rule 14a-8(b) provides that, in order for you to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value of Sierra's Common Stock for at least one year by the date you submitted the Proposal, and that you must continue to hold those securities through the date of the Annual Meeting. We are unable to determine, by examination of the list of the registered holders of Common Stock, that you are a holder of the requisite number of shares.

Rule 14a-8(b)(2) provides that, if you are a shareholder but not a registered or "record"

P.O. Box 15645 Las Vegas, Nevada 89114-5645 (702) 242-7000

copy faxed to S Root 1-25-02/jp

shareholder, "at the time you submit your proposal, you must prove your eligibility to the company . . ." One way to do this is

> for you to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

Rule 14a-8(b)(2)(i). The other way to prove ownership applies only if you have filed a Schedule 13D or 13G or Form 3, Form 4 or Form 5 with the Securities and Exchange Commission. We have received no copies of any of these filings.

You included with the Proposal copies of certain account statements. Those statements do not verify your ownership of Sierra Common Stock as of the date of submission of the Proposal and fail to establish continuous ownership as required by Rule 14a-8(b)(2).

Rule 14a-8(f) permits you to remedy the deficiencies identified above by submitting the information required under Rule 14a-8(b)(2). Your response to Sierra must be postmarked or transmitted electronically no later than 14 days from the date you received this notification letter.

* * * * *

As indicated above, Rules 14a-8, 14a-4, and 14a-9, as well as other SEC rules and Nevada law, contain a number of other requirements that will apply to you if you intend to present a proposal at the Sierra Annual Meeting. In this regard, we particularly draw your attention to the requirements of Rule 14a-8(h)(1) that you follow proper state law procedures for attending the Annual Meeting and presenting your proposal, and of Rule 14a-8(i)(1) through (13), setting forth the bases upon which Sierra may exclude a shareholder proposal.

In providing this notification to you, Sierra is complying with Rule 14a-8(f). Sierra has no obligation to, and will not, provide you with legal advice or assistance in connection with any submission of a shareholder proposal by you. If you have not done so already, it may be advisable for you to obtain the assistance of a qualified attorney to obtain such legal advice and assistance.

Sincerely,

Frank Collins

Frank Collins
Senior Vice President, Legal & Administration
and Secretary

Exhibit F

B2

12-24-01

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR. DANIEL W. ROBERTS
6144 CROMWELL AVE.
LAS VEGAS, NV 89107

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly)

B. Date of Delivery 12-24-01

C. Signature
X [signature]
☒ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
P 689 612 082

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

JAN 8 2002

Exhibit C
(37 Pages)

January 7, 2002

Sierra Health Services

To whom it may concern:

Please find enclosed print outs from Waterhouse Securities, my brokerage house. Mr F. David Levanduski was kind enough to print them out on my behalf. Enclosed are the final year statements for 1999 and 2000 and a copy of December 2001 statement re:Sierra. Mr. Levanduski verified that I have held more than $2000.00 worth of Sierra Stock continuously for more than 2 years. If you have any questions regarding MY stock ownership, please call Mr. Levanuski directly at 894-4450 and he states that he would be glad to answer any questions you may have. I have attached his card to these materials
I plan on holding onto at least $2000.00 worth of stock until the annual meeting has occurred. I will want to present my proposal to the Stockholders at the annual meeting and I do want it included in the annual report/proxy materials.
If you have any questions, feel free to contact me.

Sincerely,

[signature]

Daniel W. Roberts
6144 Cromwell Avenue

398-13130-FE2 1-2 2-0 5-3 7-9 8-7 01/02/02 15:5

DANIEL W ROBERTS S **INSTRUCTIONS** # OF I/P 0

6144 CROMWELL AVE M BUY SEG DIV CHK HOLD FUNDS

LAS VEGAS NV 89107-2528 C SELL HOLD PRCDS MAIL TYPE 3

DTC: # SETL DIV BUY FRAC

INTL# 00000 DIV CR NOTICE

CONF HOLD WH TAX STK BND

PHONE B702-877-2405 CNF 1 STM 1 INV CONF USA WH TAX 4

SS/ID 021-42-7861 DR INT RR PAYOUT EXEMPT

BIRTH DATE 05/15/56 TARG 10 CR INT NO RR/POST

LANG E OLTS LENG 07 1042 COMM CODE STK R BND

CLASS PSR CURR C/S C ACMCD M FUND 34 ACMPR

MISC GEOG 931 PCB 398 IRA IND Y OBJECT N REINV REDEM

REL A/C SETT 398 **AGREEMENTS**

GTR A/C MARGIN Y LOAN Y JOINT N TRUST N KYC N

TITL LN 1 NMCTL ROBE BRK-BK TRAD N INV ADV N DISC N LTD DISC N CORP RES

OPTION DATA

COV WRTG N APP ALC 931 **NO MORE BUSINESS** ***DOCUMENT TRACK***

PURCHASE N PROSP CLEN 09 CASH N MARGIN N CDY N OPT/AC CUST TYP

SPREADS N NO TRAD YREND 90 DAY RES: N SPC DOC 300

NKD PUTS N ***DUE DILIGENCE*** ***WRAP***

NKD WRT N CODE NOTICE DT F/E FEE

DATE OPEN: 07/23/98 CHG: 07/06/01

NEW ACCT: 398 13130 USE PA1 KEY TO DISPLAY I/P

TD WATERHOUSE

F. David Levanduski
Customer Relationship Officer

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
4040 S. Eastern, Suite 150
Las Vegas, NV 89119
Tel: (800) 934-4448 Ext. 81278
Fax: (702) 894-4450

398-13130-FE2 1-2 2-0 5-3 7-9 8-7 01/02/02 17:25

DANIEL W ROBERTS S **INSTRUCTIONS** # OF I/P 0
6144 CROMWELL AVE M BUY SEG DIV CHK HOLD FUNDS
LAS VEGAS NV 89107-2528 C SELL HOLD PRCDS MAIL TYPE 3 N
DTC: # SETL DIV BUY FRAC
INTL# 00000 DIV CR NOTICE
CONF HOLD WH TAX STK BND
PHONE B702-877-2405 CNF 1 STM 1 INV CONF USA WH TAX 4
SS/ID 021-42-7861 DR INT RR PAYOUT EXEMPT
BIRTH DATE 05/15/56 TARG 10 CR INT NO RR/POST
LANG E OLTS LENG 07 1042 COMM CODE STK R BND
CLASS PSR CURR C/S C ACMCD M FUND 34 ACMPR
MISC GEOG 931 PCB 398 IRA IND Y OBJECT N REINV REDEM
REL A/C SETT 398 **AGREEMENTS**
GTR A/C MARGIN Y LOAN Y JOINT N TRUST N KYC N
TITL LN 1 NMCTL ROBE BRK-BK TRAD N INV ADV N DISC N LTD DISC N CORP RES N
OPTION DATA
COV WRTG N APP ALC 931 **NO MORE BUSINESS** ***DOCUMENT TRACK***
PURCHASE N PROSP CLEN 09 CASH N MARGIN N CDY N OPT/AC CUST TYP
SPREADS N NO TRAD YREND 90 DAY RES: N SPC DOC 300
NKD PUTS N ***DUE DILIGENCE*** ***WRAP***
NKD WRT N CODE NOTICE DT F/E FEE
DATE OPEN: 07/23/98 CHG: 07/06/01
NEW ACCT: 398 13130 USE PA1 KEY TO DISPLAY I/P

1999 & 2000
Detailed Stmts

BR: 398 ACCT: 13130 TAX YEAR 00

CUSIP/ SECURITY	DESCRIPTION	DATE	TYPE OF ACTIVITY	PRICE/ QTY	AMOUNT/ W/H AMT
817565104	SERVICE CORP INTERNATIONAL	12/07	BOUGHT	2.0	2015.00
S209250				1000	.00
826322109	SIERRA HEALTH SERVICES INC	02/16	SOLD	8 1/4	5762.80
S273402				700	.00
826322109	SIERRA HEALTH SERVICES INC	04/24	BOUGHT	4 1/4	4262.00
S273402				1000	.00
826428104	SIERRA PACIFIC RESOURCES NEW	02/02	REI		86.75
S007831					.00
		02/02	REI		68.46
				9.47850	.00
826428104	SIERRA PACIFIC RESOURCES NEW	05/05	REI		86.75
S007831					.00
		05/05	REI		70.83
				10.16650	.00
826428104	SIERRA PACIFIC RESOURCES NEW	08/02	REI		86.75
S007831					.00

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NEW REQ: BR-AC: 398 13130 SEC/CUSIP/SYM: PF4:N/A PA1:NEXT PA2:PRE

A:A-SUM S:S-SUM D:DIV I:INT N:NON-R B:INVST-ACT M:MISC H:DIST O:OID

TAX YEAR 2000

All Trades Made in 2001

My Account: eServices

Trade Confirmations | Monthly Statements | Tax/Year-End Docs |

Trade Confirmations

Last 30 Trade Confirmations

Symbol	Description		Quantity	Price	T/Date
NPW	NEWPOWER HOLDINGS INC	Bought	300	.83000	11/29/01
ENE	ENRON CORP	Bought	200	11.03000	10/30/01
GLW	CORNING INC	Bought	200	8.40000	09/27/01
AES	AES CORP	Bought	300	12.18000	09/26/01
GLW	CORNING INC	Bought	100	15.55000	08/15/01
SIE	SIERRA HEALTH SERVI...	Sold	1000	10	07/16/01
JNPR	JUNIPER NETWORKS	Bought	300	33.25000	06/12/01
SIL	***APEX SILVER MINE...	Bought	200	9.23000	05/03/01
HUMP	HUMPHREY HOSPITALIT...	Bought	200	3.01000	04/11/01
CSCO	CISCO SYSTEMS INC	Bought	200	15 5/8	03/29/01
SEBL	SIEBEL SYSTEMS INC	Bought	100	31 3/4	03/06/01
PAL	***NORTH AMERICAN P...	Bought	100	10.35000	02/21/01
CSCO	CISCO SYSTEMS INC	Bought	100	29 1/2	02/09/01
SIE	SIERRA HEALTH SERVI...	Sold	1000	6.50000	02/07/01
IOM	IOMEGA CORP	Bought	200	4.25000	01/31/01
ORCT	***ORCKIT COMMUNICA...	Bought	100	3 5/8	01/31/01
EGRP	E TRADE GROUP INC	Bought	200	14 1/8	01/31/01
AKRN	AKORN INC	Bought	200	5 1/4	01/31/01
	NCR CORP NEW	Sold	4	47.20000	01/16/01
VISG	VIISAGE TECHNOLOGY INC	Bought	5250	7/8	01/02/01
SRV	SERVICE CORP INTERN...	Bought	1000	2	12/07/00
LU	LUCENT TECHNOLOGIES...	Bought	1000	15	12/07/00
T	AT&T CORP	Bought	1000	20 1/8	12/07/00
GRA	W R GRACE & CO-DEL NEW	Bought	400	2 13/16	11/20/00
EFU	EASTERN ENTERPRISES...	Sold	10.61138	64.55800	11/10/00
ECO	***ECHO BAY MINES LTD	Bought	700	5/8	10/26/00
XRX	XEROX CORP	Bought	150	9 3/4	10/16/00
SRV	SERVICE CORP INTERN...	Bought	300	2	10/12/00
RAD	RITE AID CORP	Bought	200	3	10/12/00
JPM	J P MORGAN & CO INC	Bought	100	144 1/2	10/12/00

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TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-2701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
398-13130-1-2	11/30/2001	12/31/2001

DANIEL W ROBERTS
6144 CROMWELL AVE
LAS VEGAS NV 89107-2528

BRANCH INFORMATION

4040 SOUTH EASTERN AVENUE
SUITE 150
LAS VEGAS, NV 89119

CUSTOMER SERVICE: (800) 934-4448

PORTFOLIO VALUE SUMMARY

Top

ASSET ALLOCATION

December 31, 2001


MUTUAL
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC				
MONEY MARKET FUND				
STOCKS	[redacted]		[redacted]	
FIXED INCOME	[redacted]			
OPTIONS				
MUTUAL FUNDS	[redacted]		[redacted]	
UNIT INVESTMENT TRUSTS				
MARKET VALUE	[redacted]		[redacted]	
MARGIN DEBIT	[redacted]		[redacted]	
TOTAL PORTFOLIO VALUE	[redacted]		[redacted]	

PORTFOLIO POSITIONS LONG

Top

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		STOCKS						
MRGN	300	AES CORP	AES	16.350	4,905.00	0.8		
MRGN	200	AKORN INC	AKRN	4.000	800.00	0.1		
MRGN	51.3043	ALLTEL CORP	AT	61.730	3,167.01	0.5	1.36	70
MRGN	41.2335	ANADARKO PETROLEUM CORP	APC	56.850	2,344.12	0.4	0.30	12
MRGN	100	AOL TIME WARNER INC	AOL	32.100	3,210.00	0.5		
MRGN	200	APEX SILVER MINES LTD	SIL	10.000	2,000.00	0.3		
MRGN	1,102.4317	AT&T CORP	T	18.140	19,998.11	3.3	0.15	165
MRGN	353.2349	AT&T WIRELESS SERVICES INC	AWE	14.370	5,075.99	0.8		
MRGN	15.0406	AUTOLIV INC	ALV	20.310	305.48	0.0	0.44	7
MRGN	6.3487	AVAYA INC	AV	12.150	77.14	0.0		
CASH	225	BOYD GAMING CORP	BYD	6.500	1,462.50	0.2		
MRGN	200	BOYD GAMING CORP	BYD	6.500	1,300.00	0.2		
MRGN	19.0610	BURLINGTON NORTHERN SANTA FE CORP	BNI	28.530	543.81	0.1	0.48	9
MRGN	8	CALIFORNIA FEDERAL BANK-A FSB SECONDARY CONTINGENT LITIGAT-ION RECOVERY PARTICIPATION INT	CALGL	0.870	6.96	0.0		

MRGN	8	CALIFORNIA FEDERAL BANK-A FSB GOODWILL PARTICIPATION CERTS	CALGZ	2.820	22.56	0.0		
MRGN	4	CATELLUS DEVELOPMENT CORP	CDX	18.400	73.60	0.0		
CASH	66.7636	CHEVRONTEXACO CORP	CVX	89.610	5,982.69	1.0	2.80	187
MRGN	152.4225	CHEVRONTEXACO CORP	CVX	89.610	13,658.59	2.2	2.80	427
MRGN	100	CIBER INC	CBR	9.450	945.00	0.2		
MRGN	300	CISCO SYSTEMS INC	CSCO	18.110	5,433.00	0.9		
CASH	200	CITIGROUP CAP VI 6.875% TR PFD SECS DUE 3/15/29 BOOK ENTRY	CPRX	25.050	5,010.00	0.8	1.72	344
CASH	62.5468	CITIGROUP INC	C	50.480	3,157.36	0.5	0.64	40
MRGN	1,651	CITIGROUP INC	C	50.480	83,342.48	13.6	0.64	1,057
MRGN	300	CORNING INC	GLW	8.920	2,676.00	0.4		
MRGN	101.2165	COVANTA ENERGY CORP	COV	4.520	457.50	0.1		
CASH	300	CRESCENT OPERATING INC	COPI	0.031	9.30	0.0		
MRGN	265.5812	CRESCENT REAL ESTATE EQUITIES CO	CEI	18.110	4,809.68	0.8	1.50	398
MRGN	101.0609	DARDEN RESTAURANTS INC	DRI	35.400	3,577.56	0.6	0.08	8
MRGN	94.1052	DELPHI AUTOMOTIVE SYS CORP	DPH	13.660	1,285.48	0.2	0.28	26
MRGN	5.0315	DEVON ENERGY CORPORATION NEW	DVN	38.650	194.47	0.0	0.20	1
MRGN	187.3121	DIAL CORP NEW	DL	17.150	3,212.40	0.5	0.16	30
MRGN	357.0361	DPL INC	DPL	24.080	8,597.43	1.4	0.94	336
MRGN	200	E TRADE GROUP INC	ET	10.250	2,050.00	0.3		
MRGN	28.3485	EASTMAN CHEMICAL CO	EMN	39.020	1,106.16	0.2	1.76	50
CASH	9.3642	EASTMAN KODAK CO	EK	29.430	275.59	0.0	1.80	17
MRGN	75.9775	EASTMAN KODAK CO	EK	29.430	2,236.02	0.4	1.80	137
MRGN	700	ECHO BAY MINES LTD	ECO	0.530	371.00	0.1		
MRGN	24.9803	ELECTRONIC DATA SYSTEMS CORP NEW	EDS	68.550	1,712.40	0.3	0.60	15
MRGN	200	ENRON CORP	ENE	0.600	120.00	0.0		
CASH	1,259.4867	EXXON MOBIL CORP	XOM	39.300	49,497.83	8.1	0.92	1,159
MRGN	77.9911	FRESENIUS MEDICAL CARE AG SPONSORED ADR	FMS	19.970	1,557.48	0.3	0.16	13
CASH	73	FRESENIUS MEDICAL CARE HLDGS INC-PFD D	FSMEP	0.038	2.77	0.0		
MRGN	141.8935	GENERAL MOTORS CORP	GM	48.600	6,896.03	1.1	2.00	284
MRGN	18	GENERAL MOTORS CORP-CL H NEW	GMH	15.450	278.10	0.0		
MRGN	5	GENZYME CORP COM-MOLECULAR ONCOLOGY DIV	GZMO	8.000	40.00	0.0		
MRGN	100	GENZYME CORP GENERAL DIVISION	GENZ	59.860	5,986.00	1.0		
CASH	1	GENZYME CORP BIOSURGERY DIVISION TRACKING STOCK	GZBX	5.310	5.31	0.0		
MRGN	4	GENZYME CORP BIOSURGERY DIVISION TRACKING STOCK	GZBX	5.310	21.24	0.0		
MRGN	66.5312	GOLDEN STATE BANCORP INC	GSB	26.150	1,739.79	0.3	0.40	27
CASH	153.5127	HILTON HOTELS CORP	HLT	10.920	1,676.36	0.3	0.08	12
MRGN	328.5126	HOUSEHOLD INTERNATIONAL INC	HI	57.940	19,034.02	3.1	0.88	289
MRGN	100	HUMANA INC	HUM	11.790	1,179.00	0.2		
MRGN	200	HUMPHREY HOSPITALITY TRUST INC REIT	HUMP	2.950	590.00	0.1	0.92	185
CASH	350	I-FLOW CORP NEW	IFLO	2.950	1,032.50	0.2		
MRGN	40	IOMEGA CORP NEW	IOM	8.350	334.00	0.1		
MRGN	381.3649	J P MORGAN CHASE & CO	JPM	36.350	13,862.61	2.3	1.36	519
MRGN	150	JOSEPH A BANK CLOTHIERS INC	JOSB	7.070	1,060.50	0.2		
MRGN	300	JUNIPER NETWORKS	JNPR	18.950	5,685.00	0.9		
MRGN	200	K MART CORP	KM	5.460	1,092.00	0.2		
MRGN	300	LABOR READY INC NEW	LRW	5.110	1,533.00	0.3		
MRGN	403.5556	LUBY'S INC FORMERLY LUBYS CAFETERIAS INC	LUB	5.710	2,304.30	0.4		
MRGN	1,080.7688	LUCENT TECHNOLOGIES INC	LU	6.290	6,798.04	1.1		
CASH	167.0778	MERCK & CO INC	MRK	58.800	9,824.17	1.6	1.40	234
MRGN	4.0801	NEWMONT MINING CORP	NEM	19.110	77.97	0.0	0.12	
MRGN	300	NEWPOWER HOLDINGS INC	NPW	0.740	222.00	0.0		
MRGN	100	NORTH AMERICAN PALLADIUM LTD	PAL	5.880	588.00	0.1		
MRGN	13.6255	NORTHEAST UTILITIES	NU	17.630	240.22	0.0	0.50	7
CASH	3.5047	NSTAR	NST	44.850	157.19	0.0	2.12	7
MRGN	30	NSTAR	NST	44.850	1,345.50	0.2	2.12	64
MRGN	100	ORCKIT COMMUNICATIONS LTD	ORCT	2.830	283.00	0.0		
CASH	87	OSI PHARMACEUTICALS INC	OSIP	45.740	3,979.38	0.6		
MRGN	500.9302	OWENS CORNING	OWC	1.900	951.77	0.2		
MRGN	100	PACIFICARE HEALTH SYSTEMS INC DEL	PHSY	16.000	1,600.00	0.3		

CASH	10.8894	PALL CORP	PLL	24.060	262.00	0.0	0.68	7
CASH	150	PARKPLACE ENTERTAINMENT CORP	PPE	9.170	1,375.50	0.2		
CASH	99.0130	PROCTER & GAMBLE CO	PG	79.130	7,834.90	1.3	1.52	150
MRGN	320.6760	PROGRESS ENERGY INC	PGN	45.030	14,440.04	2.4	2.18	699
MRGN	603.4842	RITE AID CORP	RAD	5.060	3,053.63	0.5		
CASH	16.9337	ROHM & HAAS CO	ROH	34.630	586.41	0.1	0.80	14
MRGN	477.3426	SBC COMMUNICATIONS INC	SBC	39.170	18,697.51	3.1	1.03	489
MRGN	41	SEALED AIR CORP NEW	SEE	40.820	1,673.62	0.3		
CASH	5.7515	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	41.450	238.40	0.0	2.00	12
MRGN	37	SEALED AIR CORP NEW-$2 CONV PFD SER A	SEEPRA	41.450	1,533.65	0.3	2.00	74
CASH	2.8230	SERVICE CORP INTERNATIONAL	SRV	4.990	14.09	0.0		
MRGN	2,800	SERVICE CORP INTERNATIONAL	SRV	4.990	13,972.00	2.3		
MRGN	100	SIEBEL SYSTEMS INC	SEBL	27.980	2,798.00	0.5		
CASH	1,425	SIERRA HEALTH SERVICES INC	SIE	8.100	11,542.50	1.9		
MRGN	2,232	SIERRA HEALTH SERVICES INC	SIE	8.100	18,079.20	2.9		
CASH	342.9928	SIERRA PACIFIC RESOURCES NEW	SRP	15.050	5,162.04	0.8	0.80	274
MRGN	347	SIERRA PACIFIC RESOURCES NEW	SRP	15.050	5,222.35	0.9	0.80	278
MRGN	116	SOUTHERN UNION CO NEW	SUG	18.860	2,187.76	0.4		
MRGN	423.0430	SPRINT CORP	FON	20.080	8,494.70	1.4	0.50	212
MRGN	200	SPRINT CORP PCS GROUP SER 1	PCS	24.410	4,882.00	0.8		
MRGN	37	STATION CASINOS INC	STN	11.190	414.03	0.1		
CASH	375	STEMCELLS INC	STEM	3.490	1,308.75	0.2		
MRGN	125	TRANS WORLD AIRLINES INC NEW $0.01 PAR	TWAIQ	0.009	1.13	0.0		
CASH	350	TREND-LINES INC-CL A	TRNDQ	0.010	3.50	0.0		
MRGN	111.0235	UNION PACIFIC CORP	UNP	57.000	6,328.34	1.0	0.80	89
MRGN	330	UROMED CORP-NEW	URMD	0.390	128.70	0.0		
MRGN	222.0639	USEC INC	USU	7.160	1,589.98	0.3	0.55	122
MRGN	163	VIACOM INC-CL B	VIAB	44.150	7,196.45	1.2		
CASH	8.8475	VIAD CORP	VVI	23.680	209.51	0.0	0.36	3
MRGN	208.2393	VIAD CORP	VVI	23.680	4,931.11	0.8	0.36	75
MRGN	5,250	VIISAGE TECHNOLOGY INC	VISG	9.760	51,240.00	8.4		
CASH	100	W R GRACE & CO-DEL NEW	GRA	1.550	155.00	0.0		
MRGN	400	W R GRACE & CO-DEL NEW	GRA	1.550	620.00	0.1		
MRGN	65	WTS GOLDEN STATE BANCORP INC LITIGATION TRACKING WTS EXP PENDING	GSBNZ	1.180	76.70	0.0		
MRGN	164.4937	XCEL ENERGY INC	XEL	27.740	4,563.06	0.7	1.50	247
MRGN	152.9170	XEROX CORP	XRX	10.420	1,593.40	0.3		
MRGN	60	7-ELEVEN INC COM NEW	SE	11.710	702.60	0.1		
		TOTAL - STOCKS			[redacted]	[redacted]		[redacted]
		MUTUAL FUNDS						
CASH	584.627	EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	ETHSX	10.330	6,039.20	1.0		
CASH	304.680	FIDELITY DEVONSHIRE TRUST UTILITIES FUND	FIUIX	13.490	4,110.13	0.7	0.16	49
CASH	295.359	FIDELITY LARGE CAP STOCK FUND	FLCSX	14.560	4,300.43	0.7	0.04	12
CASH	141.223	FIDELITY SECURITIES FUND OTC PORTFOLIO	FOCPX	31.170	4,401.92	0.7		
CASH	160.270	GABELLI ASSET FUND-SBI	GABAX	32.970	5,284.10	0.9		
CASH	110.109	INVESCO SECTOR FDS INC HEALTH SCIENCES FD INVST CL	FHLSX	50.640	5,575.92	0.9		
CASH	226.261	JANUS INVESTMENT FUND OLYMPUS FUND	JAOLX	27.850	6,301.37	1.0	0.11	24
CASH	322.987	JANUS INVESTMENT FUND GROWTH & INCOME FUND	JAGIX	29.970	9,679.92	1.6	0.30	97
CASH	244.090	JANUS INVESTMENT FUND TWENTY FUND	JAVLX	38.460	9,387.70	1.5	0.34	82
CASH	168.610	SCUDDER LARGE CO VALUE FUND	SCDUX	22.380	3,773.49	0.6		
CASH	243.981	SCUDDER SHORT TERM BOND FUND S SHARES	SCSTX	10.650	2,598.40	0.4	0.59	143
CASH	138.372	SCUDDER SMALL COMPANY VALUE FUND S SHARES	SCSUX	22.170	3,067.71	0.5		
CASH	266.976	SELECTED AMERICAN SHARES INC	SLASX	30.990	[redacted]	1.3	0.14	36
		TOTAL - MUTUAL FUNDS			[redacted]	[redacted]		[redacted]
		TOTAL ACCOUNT			[redacted]	[redacted]		[redacted]

Top	INCOME AND EXPENSE SUMMARY

2000

Waterhouse TAX YEAR 2000

Printed by Water house

Refer to Page 12

02/16/00 Sold 700 shares
04/24/00 Bought 1,000 shares

Total owned -300- after the sale of 700 shares

Prior Year purchases - 2300 (1999)
+ 300 (2000)
2600 shares

2600 x $8 = $ 20,800.00

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

YEAR END SUMMARY STATEMENT

TD WATERHOUSE
Investor Services, Inc
Member New York Stock Exchange • SIPC

RECIPIENT'S Name, Street Address, City, State, and Zip Code
DANIEL W ROBERTS
6144 CROMWELL AVE
LAS VEGAS NV 89107-2528

CORRECTED 02/16/01 ☐ 2nd B Notice

PAYER'S FED ID NUMBER	ACCOUNT NUMBER	ACCOUNT EXECUTIVE	RECIPIENT'S FED ID NUMBER
13-3842038	398-13130	FE2	021-42-7861

DATE	DESCRIPTION	DISTRIBUTION	AMOUNT	COMMENTS
	DIVIDENDS			
02/02	AT&T CORP	DIVIDEND	20.18	
05/02	AT&T CORP	DIVIDEND	20.27	
08/02	AT&T CORP	DIVIDEND	20.37	
11/02	AT&T CORP	DIVIDEND	20.51	
01/04	ALLTEL CORP	DIVIDEND	15.73	
04/04	ALLTEL CORP	DIVIDEND	15.80	
07/05	ALLTEL CORP	DIVIDEND	15.88	
10/04	ALLTEL CORP	DIVIDEND	15.96	
09/28	ANADARKO PETROLEUM CORP	DIVIDEND	2.05	
12/28	ANADARKO PETROLEUM CORP	DIVIDEND	2.05	
03/03	AUTOLIV INC	DIVIDEND	1.59	
06/06	AUTOLIV INC	DIVIDEND	1.59	
09/08	AUTOLIV INC	DIVIDEND	1.60	
12/08	AUTOLIV INC	DIVIDEND	1.61	
01/04	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.20	
04/04	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.21	
07/05	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.23	
10/04	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.24	
08/01	C P & L ENERGY INC	DIVIDEND	157.26	
11/02	C P & L ENERGY INC	DIVIDEND	157.26	
02/02	CAROLINA POWER & LIGHT CO	DIVIDEND	150.37	
05/02	CAROLINA POWER & LIGHT CO	DIVIDEND	155.08	
03/13	CHEVRON CORP	DIVIDEND	44.73	
06/13	CHEVRON CORP	DIVIDEND	45.09	
09/12	CHEVRON CORP	DIVIDEND	45.41	
12/13	CHEVRON CORP	DIVIDEND	45.74	
02/28	CITIGROUP INC	DIVIDEND	2.89	
02/28	CITIGROUP INC	DIVIDEND	192.00	
05/30	CITIGROUP INC	DIVIDEND	3.51	
05/30	CITIGROUP INC	DIVIDEND	192.00	
08/29	CITIGROUP INC	DIVIDEND	4.71	
08/29	CITIGROUP INC	DIVIDEND	224.00	
11/24	CITIGROUP INC	DIVIDEND	5.20	
11/24	CITIGROUP INC	DIVIDEND	224.00	
02/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	119.31	
02/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	119.31-	
02/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	61.41	
02/18	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	7.61	
02/18	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	7.46	
02/18	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	42.82	
05/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	123.41	
05/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	123.41-	
05/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	63.52	
05/16	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	7.88	

08/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	112.71-
08/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	56.36
08/18	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	0.18
08/18	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	2.21
08/18	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	53.96
11/17	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	115.70
11/17	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	115.70-
11/17	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	57.85
11/17	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	0.19
11/17	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	2.27
11/17	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	55.39
03/02	DPL INC	DIVIDEND	74.30
06/02	DPL INC	DIVIDEND	75.26
09/02	DPL INC	DIVIDEND	76.23
12/02	DPL INC	DIVIDEND	77.16
05/04	DARDEN RESTAURANTS INC	DIVIDEND	4.00
11/02	DARDEN RESTAURANTS INC	DIVIDEND	4.01
07/21	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.30
10/19	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.32
01/07	DIAL CORP NEW	DIVIDEND	14.33
04/16	DIAL CORP NEW	DIVIDEND	14.37
07/16	DIAL CORP NEW	DIVIDEND	14.41
10/18	DIAL CORP NEW	DIVIDEND	14.44
10/04	EASTERN ENTERPRISES INC	DIVIDEND	4.20
02/17	EASTERN UTILITIES ASSOCIATES	DIVIDEND	11.81
05/18	EASTERN UTILITIES ASSOCIATES	DIVIDEND	11.98
08/17	EASTERN UTILITIES ASSOCIATES	DIVIDEND	12.16
11/16	EASTERN UTILITIES ASSOCIATES	DIVIDEND	12.32
01/05	EASTMAN CHEMICAL CO	DIVIDEND	11.10
04/05	EASTMAN CHEMICAL CO	DIVIDEND	11.20
07/02	EASTMAN CHEMICAL CO	DIVIDEND	11.31
10/04	EASTMAN CHEMICAL CO	DIVIDEND	11.41
04/05	EASTMAN KODAK CO	DIVIDEND	0.20
04/05	EASTMAN KODAK CO	DIVIDEND	33.43
07/02	EASTMAN KODAK CO	DIVIDEND	0.43
07/02	EASTMAN KODAK CO	DIVIDEND	33.43
10/04	EASTMAN KODAK CO	DIVIDEND	0.64
10/04	EASTMAN KODAK CO	DIVIDEND	33.43
10/04	**EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	S/T CAP GAINS	2.63
10/04	**EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	L/T CAP GAINS	185.63
12/16	**EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	L/T CAP GAINS	48.51
02/25	**EATON VANCE BALANCED FUND CL A	DIVIDEND	167.62
02/25	**EATON VANCE BALANCED FUND CL A	L/T CAP GAINS	439.17
02/26	**EATON VANCE BALANCED FUND CL A	L/T CAP GAINS	439.17-
03/01	**EATON VANCE BALANCED FUND CL A	S/T CAP GAINS	13.41
03/01	**EATON VANCE BALANCED FUND CL A	L/T CAP GAINS	439.16
05/25	**EATON VANCE BALANCED FUND CL A	DIVIDEND	154.37
08/25	**EATON VANCE BALANCED FUND CL A	DIVIDEND	155.23
11/24	**EATON VANCE BALANCED FUND CL A	DIVIDEND	208.15
03/11	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.63
06/11	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.64
09/13	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.65
12/13	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.66
09/13	EXXON CORP	DIVIDEND	246.00
12/10	EXXON CORP	DIVIDEND	265.35
02/17	FALL RIVER GAS CO	DIVIDEND	20.69
05/18	FALL RIVER GAS CO	DIVIDEND	20.97
08/17	FALL RIVER GAS CO	DIVIDEND	21.25
11/16	FALL RIVER GAS CO	DIVIDEND	21.50
06/07	**FIDELITY LARGE CAP STOCK FUND	S/T CAP GAINS	41.51
06/07	**FIDELITY LARGE CAP STOCK FUND	DIVIDEND	2.77
06/07	**FIDELITY LARGE CAP STOCK FUND	L/T CAP GAINS	30.43
12/06	**FIDELITY LARGE CAP STOCK FUND	S/T CAP GAINS	14.05
12/06	**FIDELITY LARGE CAP STOCK FUND	DIVIDEND	8.43

12/06	**FIDELITY LARGE CAP STOCK FUND	L/T CAP GAINS	33.70
06/14	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	11.02
09/13	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	6.63
12/13	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	S/T CAP GAINS	123.87
12/13	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	6.63
12/13	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	L/T CAP GAINS	252.06
06/14	**FIDELITY PURITAN FUND	DIVIDEND	133.54
09/07	**FIDELITY PURITAN FUND	S/T CAP GAINS	47.55
09/07	**FIDELITY PURITAN FUND	DIVIDEND	126.75
09/07	**FIDELITY PURITAN FUND	L/T CAP GAINS	594.14
12/13	**FIDELITY PURITAN FUND	DIVIDEND	116.48
12/13	**FIDELITY PURITAN FUND	L/T CAP GAINS	133.11
09/07	**FIDELITY SECURITIES FUND OTC PORTFOLIO	S/T CAP GAINS	167.34
09/07	**FIDELITY SECURITIES FUND OTC PORTFOLIO	L/T CAP GAINS	270.37
12/20	**FIDELITY SECURITIES FUND OTC PORTFOLIO	S/T CAP GAINS	77.57
12/20	**FIDELITY SECURITIES FUND OTC PORTFOLIO	L/T CAP GAINS	76.40
06/11	***FRESENIUS MEDICAL CARE AG	DIVIDEND	15.51
	TOTAL DIVIDENDS		
		FOREIGN TAX PAID	4.09-
12/23	***FRESENIUS MEDICAL CARE AG	DIVIDEND	0.00
	PAYMENT OF REFUNDABLE TAX	FGN REFUNDABLE TAX	2.60
12/28	**GABELLI ASSET FUND-SBI	S/T CAP GAINS	49.80
12/28	**GABELLI ASSET FUND-SBI	L/T CAP GAINS	499.16
03/11	GENERAL MOTORS CORP	DIVIDEND	64.44
06/11	GENERAL MOTORS CORP	DIVIDEND	64.79
09/13	GENERAL MOTORS CORP	DIVIDEND	65.29
12/13	GENERAL MOTORS CORP	DIVIDEND	65.80
03/22	HILTON HOTELS CORP	DIVIDEND	3.00
06/21	HILTON HOTELS CORP	DIVIDEND	3.00
09/20	HILTON HOTELS CORP	DIVIDEND	3.01
12/20	HILTON HOTELS CORP	DIVIDEND	3.01
01/19	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	47.06
04/16	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	53.53
07/16	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	53.72
10/18	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	53.91
11/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	DIVIDEND	3.13
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	S/T CAP GAINS	96.79
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	L/T CAP GAINS	418.73
12/29	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	DIVIDEND	23.69
07/02	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	5.81
10/06	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	5.81
12/13	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	23.16
12/13	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	L/T CAP GAINS	521.83
12/13	**JANUS INVESTMENT FUND TWENTY FUND	DIVIDEND	42.16
12/13	**JANUS INVESTMENT FUND TWENTY FUND	L/T CAP GAINS	910.68
12/13	**JANUS INVESTMENT FUND OLYMPUS FUND	DIVIDEND	84.54
12/13	**JANUS INVESTMENT FUND OLYMPUS FUND	L/T CAP GAINS	299.38
03/02	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
06/03	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
09/02	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
12/02	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
07/02	MERCK & CO INC	DIVIDEND	43.20
10/04	MERCK & CO INC	DIVIDEND	46.57
08/11	NEVADA POWER COMPANY	DIVIDEND	67.50
08/11	NEVADA POWER COMPANY	DIVIDEND	85.00
02/17	NEW CENTURY ENERGIES INC	DIVIDEND	52.24
05/18	NEW CENTURY ENERGIES INC	DIVIDEND	52.96

08/17	NEW CENTURY ENERGIES INC	DIVIDEND	53.75
11/16	NEW CENTURY ENERGIES INC	DIVIDEND	54.68
03/18	NEWMONT MINING CORP	DIVIDEND	0.12
06/17	NEWMONT MINING CORP	DIVIDEND	0.12
09/16	NEWMONT MINING CORP	DIVIDEND	0.12
12/16	NEWMONT MINING CORP	DIVIDEND	0.12
12/31	NORTHEAST UTILITIES	DIVIDEND	1.30
11/01	NSTAR	DIVIDEND	14.55
08/17	OSI PHARMACEUTICALS INC	DIVIDEND	0.09
07/07	OGDEN CORP	DIVIDEND	31.25
05/18	PALL CORP	DIVIDEND	1.60
08/04	PALL CORP	DIVIDEND	1.61
11/16	PALL CORP	DIVIDEND	1.63
08/17	PROCTER & GAMBLE CO	DIVIDEND	30.40
11/15	PROCTER & GAMBLE CO	DIVIDEND	30.40
02/23	RAYTHEON CO-CL A	DIVIDEND	2.23
05/04	RAYTHEON CO-CL A	DIVIDEND	2.23
08/02	RAYTHEON CO-CL A	DIVIDEND	2.24
11/03	RAYTHEON CO-CL A	DIVIDEND	2.25
04/27	RITE AID CORP	DIVIDEND	11.50
07/27	RITE AID CORP	DIVIDEND	11.55
10/26	RITE AID CORP	DIVIDEND	23.11
09/02	ROHM & HAAS CO	DIVIDEND	3.04
12/02	ROHM & HAAS CO	DIVIDEND	3.06
02/02	SBC COMMUNICATIONS INC	DIVIDEND	104.76
05/04	SBC COMMUNICATIONS INC	DIVIDEND	109.75
08/03	SBC COMMUNICATIONS INC	DIVIDEND	110.24
11/02	SBC COMMUNICATIONS INC	DIVIDEND	110.69
06/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	6.51
06/16	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	3.40
07/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	9.84
08/02	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.45
09/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.62
10/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.49
11/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.94
12/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.42
12/01	**SCUDDER SHORT TERM BOND FUND RECORD 12/01/99 PAY 12/31/99	DIVIDEND	10.83
12/14	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	3.24
12/29	**SCUDDER SMALL COMPANY VALUE FUND	DIVIDEND	2.75
01/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	0.26
01/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
04/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	0.44
04/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
07/02	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	0.63
07/02	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
10/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	0.79
10/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
06/28	**SELECTED AMERICAN SHARES INC	DIVIDEND	11.46
09/24	**SELECTED AMERICAN SHARES INC	DIVIDEND	11.46
12/03	**SELECTED AMERICAN SHARES INC	L/T CAP GAINS	289.18
10/29	SERVICE CORP INTERNATIONAL	DIVIDEND	27.00
11/05	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	67.50
11/05	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	86.75
03/31	SPRINT CORP	DIVIDEND	50.57
07/01	SPRINT CORP	DIVIDEND	50.60
10/01	SPRINT CORP	DIVIDEND	50.72
12/30	SPRINT CORP	DIVIDEND	50.84
03/11	TEXACO INC	DIVIDEND	0.38
03/11	TEXACO INC	DIVIDEND	47.15
06/11	TEXACO INC	DIVIDEND	32.26
06/11	TEXACO INC	DIVIDEND	47.15
09/13	TEXACO INC	DIVIDEND	32.82
09/13	TEXACO INC	DIVIDEND	47.15
12/13	TEXACO INC	DIVIDEND	33.36
12/13	TEXACO INC	DIVIDEND	47.15
01/05	UNION PACIFIC CORP	DIVIDEND	21.09
04/05	UNION PACIFIC CORP	DIVIDEND	21.19
07/02	UNION PACIFIC CORP	DIVIDEND	21.27
10/04	UNION PACIFIC CORP	DIVIDEND	21.34
01/05	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.47
04/05	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.49
07/02	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.51
10/04	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.53
12/22	**SCUDDER VALUE FUND	DIVIDEND	24.57
12/22	**SCUDDER VALUE FUND	L/T CAP GAINS	127.36
04/05	VIAD CORP	DIVIDEND	0.05
04/05	VIAD CORP	DIVIDEND	16.66
07/02	VIAD CORP	DIVIDEND	0.11

07/02	VIAD CORP	DIVIDEND	18.74
10/04	VIAD CORP	DIVIDEND	0.16
10/04	VIAD CORP	DIVIDEND	18.74
	TAXABLE DIVIDENDS (INCL. S/T CAP GAINS)		7,476.86
	LONG-TERM CAPITAL GAINS		5,136.47
	UNRECAP.SECTION 1250 GAINS		0.55
	TOTAL CAPITAL GAINS		5,137.02
	RETURN OF CAPITAL		162.01
	FOREIGN TAX PAID		4.09-
	FGN REFUNDABLE TAX		2.60

	INTEREST DETAILS	NON-GOVERNMENT INTEREST	
05/17	CITIGROUP CAP VI 6.875% TR PFD AT .248%	INTEREST	49.65
08/16	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94
11/15	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94

TOTAL NON GOVERNMENT INTEREST

NON GOVERNMENT INTEREST	221.53
TOTAL MARGIN INTEREST	1,737.35-

DATE	DESCRIPTION	TRANSACTION	PRICE	QUANTITY	AMOUNT	COMMENTS
	INVESTMENT ACTIVITY DETAILS					
02/02	AT&T CORP	REINVEST		.21860	19.91	
05/04	AT&T CORP	REINVEST		.38840	19.98	
08/03	AT&T CORP	REINVEST		.39020	20.00	
11/02	AT&T CORP	REINVEST		.42180	20.09	
01/05	ALLTEL CORP	REINVEST		.23850	14.73	
04/06	ALLTEL CORP	REINVEST		.22570	14.80	
07/07	ALLTEL CORP	REINVEST		.21730	14.87	
10/05	ALLTEL CORP	REINVEST		.19870	14.94	
05/26	AMERICA ONLINE INC-DEL	BOUGHT	114 3/4	50	5,749.50	
07/15	AMERICA ONLINE INC-DEL	BOUGHT	123	50	6,162.00	
03/05	AUTOLIV INC	REINVEST		.03980	1.57	
06/04	AUTOLIV INC	REINVEST		.05150	1.57	
09/03	AUTOLIV INC	REINVEST		.04460	1.58	
12/03	AUTOLIV INC	REINVEST		.05330	1.58	
01/05	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.06740	2.17	
04/05	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.06840	2.18	
07/02	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.06760	2.18	
10/04	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.08070	2.19	
02/02	CAROLINA POWER & LIGHT CO	REINVEST		3 .48060	138.79	
05/04	CAROLINA POWER & LIGHT CO	REINVEST		3 .39650	140.53	
08/03	CAROLINA POWER & LIGHT CO	REINVEST		3 .42210	142.23	
11/02	CAROLINA POWER & LIGHT CO	REINVEST		4 .09070	143.94	
07/29	CASINO DATA SYSTEMS	SOLD	7	150	1,037.96	
03/11	CHEVRON CORP	REINVEST		.47920	40.85	
06/11	CHEVRON CORP	REINVEST		.43970	41.14	
09/13	CHEVRON CORP	REINVEST		.43560	41.41	
12/13	CHEVRON CORP	REINVEST			44.41	

				.49340	
04/14	CIRCUS CIRCUS ENTERPRISES INC	SOLD	20	100	1,987.93
03/01	CITIGROUP INC	REINVEST			144.00
03/01	CITIGROUP INC	REINVEST		2 .37180	0.53
06/01	CITIGROUP INC	REINVEST			168.00
06/01	CITIGROUP INC	REINVEST		3 .96160	1.11
06/04	CITIGROUP INC	CASH IN LIEU			27.49
08/30	CITIGROUP INC	REINVEST			168.00
08/30	CITIGROUP INC	REINVEST		3 .65180	1.58
11/26	CITIGROUP INC	REINVEST			168.00
11/26	CITIGROUP INC	REINVEST		3 .12450	2.09
03/18	CITIGROUP CAP VI 6.875% TR PFD SECS 3/15/29 CLLBLE 3/15/04 BOOK ENTRY	BOUGHT	25	200	5,000.00
09/09	COLONIAL GAS CO ELECTION MERGER	SOLD	37.5	3	87.50
02/01	COLONIAL GAS CO	BOUGHT	34 3/4	15	533.25
03/16	COLONIAL GAS CO	REINVEST		.14770	5.18
09/14	COLONIAL GAS CO	SOLD	37.5	.14770	5.54
02/02	COMMONWEALTH ENERGY SYSTEMS SBI	REINVEST		.29720	11.46
05/04	COMMONWEALTH ENERGY SYSTEMS SBI	REINVEST		.28600	11.87
08/03	COMMONWEALTH ENERGY SYSTEMS SBI	REINVEST		.27250	11.99
01/29	CRESCENT REAL ESTATE EQUITIES CO	BOUGHT	21 1/16	100	2,118.25
04/07	CRESCENT REAL ESTATE EQUITIES CO	BOUGHT	22 5/8	100	2,274.50
05/19	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		4 .93000	110.00
08/18	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		5 .43180	112.71
11/17	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		6 .56450	115.70
03/02	DPL INC	REINVEST		4 .08520	74.30
06/02	DPL INC	REINVEST		4 .12380	75.26
09/02	DPL INC	REINVEST		3 .97290	76.23
12/02	DPL INC	REINVEST		4 .24250	77.16
05/04	DARDEN RESTAURANTS INC	REINVEST		.17490	4.00
11/02	DARDEN RESTAURANTS INC	REINVEST		.20760	4.01
07/21	DELPHI AUTOMOTIVE SYS CORP	REINVEST		.32410	6.30
10/19	DELPHI AUTOMOTIVE SYS CORP	REINVEST		.40130	6.32
01/07	DIAL CORP NEW	REINVEST		.50170	14.33
04/16	DIAL CORP NEW	REINVEST		.43300	14.37
07/16	DIAL CORP NEW	REINVEST		.41390	14.41
10/18	DIAL CORP NEW	REINVEST		.61610	14.44
12/03	EASTERN ENTERPRISES INC	REINVEST		.08810	4.20
02/17	EASTERN UTILITIES ASSOCIATES	REINVEST		.41260	11.81
05/18	EASTERN UTILITIES ASSOCIATES	REINVEST		.41580	11.98
08/17	EASTERN UTILITIES ASSOCIATES	REINVEST		.40530	12.16
11/16	EASTERN UTILITIES ASSOCIATES	REINVEST		.40640	12.32
01/05	EASTMAN CHEMICAL CO	REINVEST		.23680	11.10
04/05	EASTMAN CHEMICAL CO	REINVEST		.25240	11.20
07/02	EASTMAN CHEMICAL CO	REINVEST			11.31

			.21470	
10/04	EASTMAN CHEMICAL CO	REINVEST		11.41
			.28610	
04/05	EASTMAN KODAK CO	REINVEST		33.43
04/05	EASTMAN KODAK CO	REINVEST		0.20
			.52860	
07/02	EASTMAN KODAK CO	REINVEST		33.43
07/02	EASTMAN KODAK CO	REINVEST		0.43
			.47820	
10/04	EASTMAN KODAK CO	REINVEST		33.43
10/04	EASTMAN KODAK CO	REINVEST		0.64
			.44720	
10/04	**EATON VANCE WORLDWIDE HEALTH	REINVEST		2.63
	SCIENCES FUND-CL A		.15100	
10/04	**EATON VANCE WORLDWIDE HEALTH	REINVEST	10	185.63
	SCIENCES FUND-CL A		.69300	
12/16	**EATON VANCE WORLDWIDE HEALTH	REINVEST	2	48.51
	SCIENCES FUND-CL A		.63400	
02/25	**EATON VANCE BALANCED FUND	REINVEST	21	167.62
	CL A		.08400	
03/01	**EATON VANCE BALANCED FUND	REINVEST	1	13.41
	CL A		.68700	
03/01	**EATON VANCE BALANCED FUND	REINVEST	55	439.16
	CL A		.24000	
05/25	**EATON VANCE BALANCED FUND	REINVEST	19	154.37
	CL A		.20000	
08/25	**EATON VANCE BALANCED FUND	REINVEST	19	155.23
	CL A		.57500	
11/24	**EATON VANCE BALANCED FUND	REINVEST	26	208.15
	CL A		.41500	
03/11	ELECTRONIC DATA SYSTEMS CORP	REINVEST		3.63
	NEW		.07590	
06/11	ELECTRONIC DATA SYSTEMS CORP	REINVEST		3.64
	NEW		.06290	
09/13	ELECTRONIC DATA SYSTEMS CORP	REINVEST		3.65
	NEW		.05960	
12/13	ELECTRONIC DATA SYSTEMS CORP	REINVEST		3.66
	NEW		.05420	
09/13	EXXON CORP	REINVEST	3	246.00
			.07740	
02/17	FALL RIVER GAS CO	REINVEST	1	20.69
			.19080	
05/18	FALL RIVER GAS CO	REINVEST	1	20.97
			.16500	
08/17	FALL RIVER GAS CO	REINVEST	1	21.25
			.03030	
11/16	FALL RIVER GAS CO	REINVEST	1	21.50
			.00580	
06/07	**FIDELITY LARGE CAP STOCK	REINVEST		2.77
	FUND		.15400	
06/07	**FIDELITY LARGE CAP STOCK	REINVEST	1	30.43
	FUND		.69200	
06/07	**FIDELITY LARGE CAP STOCK	REINVEST	2	41.51
	FUND		.30900	
12/06	**FIDELITY LARGE CAP STOCK	REINVEST		8.43
	FUND		.41100	
12/06	**FIDELITY LARGE CAP STOCK	REINVEST		14.05
	FUND		.68500	
12/06	**FIDELITY LARGE CAP STOCK	REINVEST	1	33.70
	FUND		.64300	
06/14	**FIDELITY DEVONSHIRE TRUST	REINVEST		11.02
	UTILITIES FUND		.44500	
09/13	**FIDELITY DEVONSHIRE TRUST	REINVEST		6.63
	UTILITIES FUND		.27500	
12/13	**FIDELITY DEVONSHIRE TRUST	REINVEST		6.63
	UTILITIES FUND		.26500	
12/13	**FIDELITY DEVONSHIRE TRUST	REINVEST	4	123.87
	UTILITIES FUND		.95500	
12/13	**FIDELITY DEVONSHIRE TRUST	REINVEST	10	252.06
	UTILITIES FUND		.08200	
06/14	**FIDELITY PURITAN FUND	REINVEST	6	133.54
			.66000	
09/07	**FIDELITY PURITAN FUND	REINVEST	2	47.55
			.46000	
09/07	**FIDELITY PURITAN FUND	REINVEST	6	126.75
			.55700	
09/07	**FIDELITY PURITAN FUND	REINVEST	30	594.14
			.73700	
12/13	**FIDELITY PURITAN FUND	REINVEST	6	116.48
			.14300	

12/13	**FIDELITY PURITAN FUND	REINVEST		7.02100	133.11
09/07	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		3.37800	167.34
09/07	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		5.45800	270.37
12/20	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		1.22600	76.40
12/20	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		1.24500	77.57
12/28	**GABELLI ASSET FUND-SBI	REINVEST		1.24700	49.80
12/28	**GABELLI ASSET FUND-SBI	REINVEST		12.50400	499.16
03/11	GENERAL MOTORS CORP	REINVEST		.71850	64.44
06/11	GENERAL MOTORS CORP	REINVEST		.99970	64.79
09/13	GENERAL MOTORS CORP	REINVEST		1.00350	65.29
12/13	GENERAL MOTORS CORP	REINVEST		.92270	65.80
07/30	GENZYME SURGICAL PRODS DIVISION	CASH IN LIEU			23.76
03/19	GREYHOUND LINES INC	SOLD	6.5	250	1,600.00
03/22	HILTON HOTELS CORP	REINVEST		.20690	3.00
06/21	HILTON HOTELS CORP	REINVEST		.21620	3.00
09/20	HILTON HOTELS CORP	REINVEST		.28330	3.01
12/20	HILTON HOTELS CORP	REINVEST		.33920	3.01
01/19	HOUSEHOLD INTERNATIONAL INC	REINVEST		1.15130	47.06
04/16	HOUSEHOLD INTERNATIONAL INC	REINVEST		1.12400	53.53
07/16	HOUSEHOLD INTERNATIONAL INC	REINVEST		1.12210	53.72
10/18	HOUSEHOLD INTERNATIONAL INC	REINVEST		1.46200	53.91
04/09	HUMANA INC	BOUGHT	12	100	1,212.00
10/01	HUMANA INC	BOUGHT	6 3/4	200	1,362.00
11/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	REINVEST		.05400	3.13
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	REINVEST		1.79300	96.79
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	REINVEST		7.75700	418.73
12/29	**INVESCO SECTOR FDS INC HEALTH SCIENCES FUND	REINVEST		.43300	23.69
10/06	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	REINVEST		.17100	5.81
12/13	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	REINVEST		.58100	23.16
12/13	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	REINVEST		13.10100	521.83
12/13	**JANUS INVESTMENT FUND TWENTY FUND	REINVEST		.52800	42.16
12/13	**JANUS INVESTMENT FUND TWENTY FUND	REINVEST		11.41200	910.68
03/02	LUCENT TECHNOLOGIES INC	REINVEST		.01470	1.52
06/03	LUCENT TECHNOLOGIES INC	REINVEST		.02710	1.52
09/02	LUCENT TECHNOLOGIES INC	REINVEST		.02410	1.52
12/02	LUCENT TECHNOLOGIES INC	REINVEST		.01930	1.52
04/19	MGM GRAND INC	SOLD	40	66	2,627.91
07/02	MERCK & CO INC	REINVEST		.57790	43.20
10/04	MERCK & CO INC	REINVEST		.67250	46.57
02/17	NEW CENTURY ENERGIES INC	REINVEST		1.24200	52.24
05/18	NEW CENTURY ENERGIES INC	REINVEST		1.36670	52.96
08/17	NEW CENTURY ENERGIES INC	REINVEST		1.60150	53.75

11/16	NEW CENTURY ENERGIES INC	REINVEST		1 .74280	54.68
03/18	NEWMONT MINING CORP	REINVEST		.00660	0.12
06/17	NEWMONT MINING CORP	REINVEST		.00660	0.12
09/16	NEWMONT MINING CORP	REINVEST		.00610	0.12
12/16	NEWMONT MINING CORP	REINVEST		.00520	0.12
12/31	NORTHEAST UTILITIES	REINVEST		.06280	1.30
12/03	NSTAR	REINVEST		.37600	14.55
03/15	OGDEN CORP	BOUGHT	25 1/8	100	2,524.50
07/07	OGDEN CORP	REINVEST		1 .21650	31.25
10/14	OGDEN CORP	BOUGHT	9 1/2	250	2,387.00
05/18	PALL CORP	REINVEST		.09210	1.60
08/04	PALL CORP	REINVEST		.07740	1.61
11/16	PALL CORP	REINVEST		.07600	1.63
03/12	RAYTHEON CO-CL A	REINVEST		.04090	2.23
05/04	RAYTHEON CO-CL A	REINVEST		.03220	2.23
08/02	RAYTHEON CO-CL A	REINVEST		.03220	2.24
11/03	RAYTHEON CO-CL A	REINVEST		.08280	2.25
04/01	RITE AID CORP	BOUGHT	25	100	2,512.00
04/27	RITE AID CORP	REINVEST		.47670	11.50
07/27	RITE AID CORP	REINVEST		.50910	11.55
10/04	RITE AID CORP	BOUGHT	13 1/2	100	1,362.00
10/26	RITE AID CORP	REINVEST		2 .49840	23.11
09/02	ROHM & HAAS CO	REINVEST		.08120	3.04
12/02	ROHM & HAAS CO	REINVEST		.08190	3.06
02/02	SBC COMMUNICATIONS INC	REINVEST		2 .05920	104.76
05/04	SBC COMMUNICATIONS INC	REINVEST		2 .02300	109.75
08/03	SBC COMMUNICATIONS INC	REINVEST		1 .85670	110.24
11/02	SBC COMMUNICATIONS INC	REINVEST		2 .10090	110.69
08/02	**SCUDDER SHORT TERM BOND FUND	REINVEST		.99300	10.45
09/01	**SCUDDER SHORT TERM BOND FUND	REINVEST		1 .01200	10.62
10/01	**SCUDDER SHORT TERM BOND FUND	REINVEST		.99700	10.49
11/01	**SCUDDER SHORT TERM BOND FUND	REINVEST		1 .04300	10.94
12/01	**SCUDDER SHORT TERM BOND FUND	REINVEST		.99400	10.42
12/14	**SCUDDER SHORT TERM BOND FUND	REINVEST		.30900	3.24
12/29	**SCUDDER SMALL COMPANY VALUE FUND	REINVEST		.16500	2.75
01/05	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST			18.50
01/05	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST		.36160	0.26
04/05	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST			18.50
04/05	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST		.38170	0.44
07/02	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST			18.50
07/02	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST		.31230	0.63
10/04	SEALED AIR CORP NEW-$2 CONV PFD SER A	REINVEST			18.50

10/04	SEALED AIR CORP NEW-$2 CONV	REINVEST			0.79
	PFD SER A			.36570	
09/24	**SELECTED AMERICAN SHARES INC	REINVEST			11.46
				.34000	
12/03	**SELECTED AMERICAN SHARES INC	REINVEST		8	289.18
				.46300	
10/01	SERVICE CORP INTERNATIONAL	BOUGHT	7 5/8	100	774.50
10/04	SERVICE CORP INTERNATIONAL	BOUGHT	7 3/4	200	1,562.00
12/03	SERVICE CORP INTERNATIONAL	REINVEST		2	27.00
				.82300	
05/26	SIERRA HEALTH SERVICES INC	BOUGHT	15 5/16	1,000	15,324.50
07/06	SIERRA HEALTH SERVICES INC	BOUGHT	13 5/8	350	4,780.75
10/18	SIERRA HEALTH SERVICES INC	BOUGHT	7 1/2	250	1,887.00
12/16	SIERRA HEALTH SERVICES INC	BOUGHT	5 13/16	700	4,080.75
10/05	SIERRA PACIFIC RESOURCES NEW	BOUGHT	23	7	161.00
12/03	SIERRA PACIFIC RESOURCES NEW	REINVEST		3	86.75
				.83400	
03/31	SPRINT CORP	REINVEST			50.57
				.51470	
06/10	SPRINT CORP	CASH IN LIEU			43.84
07/07	SPRINT CORP	REINVEST			50.60
				.97900	
10/01	SPRINT CORP	REINVEST			50.72
				.92110	
12/30	SPRINT CORP	REINVEST			50.84
				.74420	
04/15	STATION CASINOS INC	SOLD	15	100	1,487.95
05/27	SUN HEALTHCARE GROUP INC	BOUGHT	1 1/16	500	543.25
04/19	TACO CABANA INC	SOLD	9	200	1,787.94
03/11	TEXACO INC	REINVEST			47.15
03/11	TEXACO INC	REINVEST			0.38
				.85740	
06/11	TEXACO INC	REINVEST			47.15
06/11	TEXACO INC	REINVEST		1	32.26
				.24440	
09/13	TEXACO INC	REINVEST			47.15
09/13	TEXACO INC	REINVEST		1	32.82
				.20480	
12/13	TEXACO INC	REINVEST			47.15
12/13	TEXACO INC	REINVEST		1	33.36
				.46220	
01/05	UNION PACIFIC CORP	REINVEST			21.09
				.45790	
04/05	UNION PACIFIC CORP	REINVEST			21.19
				.39930	
07/02	UNION PACIFIC CORP	REINVEST			21.27
				.35940	
10/04	UNION PACIFIC CORP	REINVEST			21.34
				.45100	
01/05	UNION PACIFIC RESOURCES GROUP	REINVEST			4.47
	INC			.49320	
04/05	UNION PACIFIC RESOURCES GROUP	REINVEST			4.49
	INC			.38830	
07/02	UNION PACIFIC RESOURCES GROUP	REINVEST			4.51
	INC			.28520	
10/04	UNION PACIFIC RESOURCES GROUP	REINVEST			4.53
	INC			.29340	
05/11	UNITED RETAIL GROUP INC	SOLD	12	300	3,587.88
08/25	UROMED CORP-NEW	BOUGHT	1 3/16	300	368.25
12/22	**SCUDDER VALUE FUND	REINVEST		1	24.57
				.07600	
12/22	**SCUDDER VALUE FUND	REINVEST		5	127.36
				.57900	
04/05	VIAD CORP	REINVEST			16.66
04/05	VIAD CORP	REINVEST			0.05
				.58380	
07/02	VIAD CORP	REINVEST			18.74
07/02	VIAD CORP	REINVEST			0.11
				.60810	
10/04	VIAD CORP	REINVEST			18.74
10/04	VIAD CORP	REINVEST			0.16
				.66320	
05/10	WEIRTON STEEL CORP	SOLD	2 3/4	350	950.46
	<u>OTHER DISTRIBUTIONS</u>				
04/21	AT&T CORP	STOCK SPLIT		30	
	STK SPLIT ON 60.53830 SHS				
11/29	AMERICA ONLINE INC-DEL	STOCK SPLIT		100	
	STK SPLIT ON 100 SHS				
06/04	CITIGROUP INC	STOCK SPLIT		2	

	STK SPLIT ON 5.29940 SHS		
06/04	CITIGROUP INC	STOCK SPLIT	400
	STK SPLIT ON 800 SHS		
06/03	DELPHI AUTOMOTIVE SYS CORP	STOCK SPIN-OFF	90
	SPINOFF ON 129.58976 SHS		
07/02	GENZYME	STOCK SPIN-OFF	8
	SPINOFF ON 50 SHS		
04/08	LUCENT TECHNOLOGIES INC	STOCK SPLIT	38
	STK SPLIT ON 38.03230 SHS		
01/07	PARK PLACE ENTERTAINMENT CORP	STOCK SPIN-OFF	150
	SPINOFF ON 150 SHS		
06/10	SPRINT CORP	STOCK SPLIT	202
	STK SPLIT ON 202.79170 SHS		

END OF 1999 DETAILED INCOME STATEMENT

THIS STATEMENT IS NOT A SUBSTITUTE FOR FORM 1099 AND IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY

Top

Instructions for Recipient - Interest Income

Box 1. Shows interest paid to you during the calendar year by the payer. This does not include interest shown in box 3. If you receive a Form 1099-INT for interest paid on a tax-exempt obligation, please see the instructions for your income tax return.
Box 2. Shows interest or principal forfeited because of early withdrawal of time savings. You may deduct this on the "Penalty on early withdrawal of savings" line of Form 1040.
Box 3. Shows interest on U.S. Savings Bonds, Treasury bills, Treasury bonds, and Treasury notes. This may or may not be all taxable. See **Pub. 550**, Investment Income and Expenses. This interest is exempt from state and local income taxes. **This interest is not included in box 1.**
Box 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding. **Include this amount on your income tax return as tax withheld.**
Box 5. Any amount shown is your share of investment expenses of a single-class REMIC. If you file **Form 1040**, you may deduct these expenses on the "Other expenses" line of **Schedule A (Form 1040)** subject to the 2% limit. This amount is included in box 1.
Box 6. Shows foreign tax paid. You may be able to claim this tax as a deduction or a credit on your Form 1040. See your Form 1040 instructions.
Nominees: If your Federal identification number is shown on this form and the form includes amounts belonging to another person, you are considered a nominee recipient. You must file Form 1099-INT for each of the other owners showing the income allocable to each. You must also furnish a Form 1099-INT to each of the other owners. File Form(s) 1099-INT with **Form 1096**, Annual Summary and Transmittal of U.S. Information Returns, with the Internal Revenue Service Center for your area. On each Form 1099-INT, list yourself as the "payer" and the other owner as the "recipient." On Form 1096, list yourself as the "filer." A husband or wife is not required to file a nominee return to show amounts owned by the other.

Instructions for Recipient - Dividends and Distributions

Caution: ***If an amount appears in box 2a, you must file Form 1040. You may not file Form 1040A.***
Box 1. Ordinary dividends, which include any net short-term capital gains from a mutual fund, are fully taxable. Include this amount on the "Ordinary dividends" line of Form 1040 or 1040A. Also report it on Schedule B (Form 1040) or Schedule 1 (Form 1040A), as appropriate. This amount includes any amount shown in box 5.
The amount shown may be a distribution from an employee stock ownership plan (ESOP). Report it as a dividend on your income tax return, but treat it as a plan distribution, not as investment income, for any other purpose.
Box 2a. Total capital gain distributions (long-term) from a regulated investment company or real estate investment trust. Amounts shown in boxes 2b, 2c, and 2d are included in box 2a. If no amount is shown in boxes 2b-2d and your only capital gains and losses are capital gain distributions, see the Form 1040 instructions for the "Capital gain or (loss)" line. If any amount is shown in boxes 2b-2d, report the amount in box 2a on Schedule D (Form 1040), Part II.
Box 2b. 28% rate gain. Report this amount on Schedule D (Form 1040), Part II.
Box 2c. Unrecaptured section 1250 gain from certain depreciable real property. Report this amount on line 11 of the **Unrecaptured Section 1250 Gain Worksheet** in the Instructions for Schedule D (Form 1040).
Box 2d. Section 1202 gain from certain small business stock may be subject to a 50% exclusion. See Schedule D (Form 1040) instructions.
Box 3. This part of the distribution is nontaxable because it is a return of your cost (or other basis). You must reduce your cost (or other basis) by this amount for figuring gain or loss when you sell your stock. But if you get back all your cost (or other basis), you must report future nontaxable distributions as capital gains, even though this form shows them as nontaxable. For more information, see **Pub. 550**, Investment Income and Expenses.
Box 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate on certain payments. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding. **Include this amount on your income tax return as tax withheld.**
Box 5. Any amount shown is your share of expenses of a nonpublicly offered regulated investment company, generally a nonpublicly offered mutual fund. If you file **Form 1040**, you may deduct these expenses on the "Other expenses" line on **Schedule A (Form 1040)** subject to the 2% limit. This amount is included in box 1.
Box 6. You may be able to claim this foreign tax as a deduction or a credit on Form 1040. See your Form 1040 instructions.
Boxes 8 and 9. Show cash and noncash liquidation distributions.
Nominees: If your Federal identification number is shown on this form and the form includes amounts belonging to another person, you are considered a nominee recipient. You must file Form 1099-DIV with the IRS for each of the other owners to show their share of the income, and you must furnish a Form 1099-DIV to each. A husband or wife is not required to file a nominee return to show amounts owned by the other. See the **1999 Instructions for Forms 1099, 1098, 5498, and W-2G.**

Instructions for Recipient - Proceeds From Broker and Barter Exchange Transactions

Brokers and barter exchanges must report proceeds from transactions to you and to the Internal Revenue Service. This form is used to report these proceeds.
Column 1a. Shows the trade date of the transaction. For aggregate reporting, no entry will be present.
Column 1b. For broker transactions, may show the CUSIP (Committee on Uniform Security Identification Procedures) number of the item reported.
Column 2. Shows the proceeds from transactions involving stocks, bonds, other debt obligations, or forward contracts. Losses on forward contracts are shown in parentheses. This column does not include proceeds from regulated futures contracts. The broker must indicate whether gross proceeds or gross proceeds less commissions and option premiums were reported to the IRS. (Important note: All amount shown in column 2 represent gross proceeds less commissions and option premiums.) Report this amount on **Schedule D (Form 1040)**, Capital Gains and Losses.
Column 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate on certain payments. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding. **Include this amount on your income tax return as tax withheld.**
Column 5. Shows a brief description of the item or service for which the proceeds or bartering income is being reported. For regulated futures contracts and forward contracts, "RFC" or other appropriate description, and any amount subject to backup withholding, may be shown.

Instructions for Recipient - Original Issue Discount

Original issue discount (OID) is the excess of an obligation?s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon). OID is taxable as interest over the life of the obligation. If you are the holder of an OID obligation, generally you must include an amount of OID in your gross income each year you hold the obligation.
Obligations that may have OID include a bond, debenture, note, certificate, or other evidence of indebtedness having a term of more than 1 year. For example, the OID rules may apply to certificates of deposit (CDs), time deposits, bonus savings plans, and other deposit arrangements, especially if the payment of interest is deferred until maturity. In addition, the OID rules apply to Treasury inflation-indexed securities. However, OID on Treasury obligations is exempt from state and local income taxes.
If, as the record holder, you receive Form 1099-OID showing amounts belonging to another person, you are considered a **nominee** recipient. You must file Form 1099-OID for each of the other owners showing the amounts allocable to each. Furnish a 1099-OID to each owner. File Form(s) 1099-OID with **Form 1096**, Annual Summary and Transmittal of U.S. Information Returns, with the Internal Revenue Service Center for your area. On each Form 1099-OID, list yourself as the "payer" and the other owner as the "recipient." On Form 1096, list yourself as the "filer." A husband or wife is not required to file a nominee return to show amounts owned by the other. If you bought or sold an obligation during the year and you are not a nominee, you are not required to issue or file Form 1099-OID showing the OID or stated interest allocable to the seller/buyer of the obligation.
Box 1. Shows the OID on the obligation for the part of the year you owned it. Report the entire amount in box 1 as interest income on your income tax return. However, if you paid acquisition or bond premium, or if the obligation is a stripped bond or stripped coupon, you must compute your proper amount of OID. If you must compute your proper OID, see **Pub. 1212**, List of Original Issue Discount Instruments, to figure the correct OID to report on your tax return.
Box 5. Shows the identification number (CUSIP number) or description of the obligation. The description may include the stock exchange, issuer, coupon rate, and year of maturity.
Box 6. Shows OID on a U.S. Treasury obligation for the part of the year you owned it. Report this amount on your Federal income tax return, and see Pub. 1212 to figure any appropriate adjustments to thi amount. This OID is exempt from state and local income taxes and is not included in box 1.

Instructions for Recipient - Miscellaneous Income

Amounts shown on this form may be subject to self-employment tax. If your net income from self-employment is $400 or more, you must file a return and compute your self-employment tax on **Schedule SE (Form 1040).** See **Pub.533**, Self-Employment Tax, for information on self-employment income. If no income or social security and Medicare taxes were withheld by the payer, you may hav to make estimated tax payments if you are still receiving these payments. See **Form 1040-ES**, Estimated Tax for Individuals.
If you are an individual, report the taxable amounts shown on this form on Form 1040, as explained below. (Others, such as corporations, fiduciaries, or partnerships, report the amounts on the proper line of your tax return.)
Box 2. For royalties on timber, coal, and iron ore, see **Pub. 544**, Sales and Other Dispositions of Assets.
Box 3. Generally, report on the "Other income" line of Form 1040 and identify the payment. If it is trade or business income, report this amount on Schedule C, C-EZ, or F (Form 1040). The amount show may be payments you received as the beneficiary of a deceased employee, prizes, awards, taxable damages, Indian gaming profits, or other taxable income.
Box 4. Shows backup withholding or withholding on Indian gaming profits. Generally, a payer must backup withhold at a 31% rate if you did not furnish your taxpayer identification number to the payer. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding.
Include this on your income tax return as tax withheld.
Box 7. Generally shows non employee compensation. If you are in the trade or business of catching fish, box 7 may show cash you received for the sale of fish. Generally, payments reported in this box ar income from self-employment. Since you received this form, rather than Form W-2, the payer may have considered you self-employed and did not withhold social security or Medicare taxes. Report self-employment income on Schedule C, C-EZ or F (Form 1040), and **compute the self-employment tax on Schedule SE (Form 1040).** However, if you are not self-employed, report this amount on the "Wages, salaries, tips, etc." line of Form 1040. Call the IRS for information about how to report any social security and Medicare taxes.
Box 8. Shows substitute payments in lieu of dividends or tax-exempt interest received by your broker on your behalf after transfer of your securities for use in a short sale. Report on the "Other income" of Form 1040.

Exhibit D (6 pages)

November 13, 2000

Mr. Joe Nadzan or Ms. Connie Fulmer
Human Resource Department
Sierra Health Services
2716 North Tenaya
P.O. Box 15645
Las Vegas, NV 89114-5645

Dear Joe,

This is to inform you that I filed for Unemployment Benefits yesterday but realistically, I don't believe that this really is the panacea for all involved in this "little" fiasco. When I returned to work, I was the victim of employment harassment, sexual harassment, reverse racism, and the recipient of a hostile work environment. I do have to admit that having a BA from Tufts University, spending one year in a two year full-time MBA program at Suffolk University, and getting my MSW from Boston College most certainly puts me at a disadvantage with all those up and coming "Superstars" from University of Phoenix, Webster University, and Regis, but mark that down to the foolishness of youth- at this point I have already invested in an education and don't seem to have the $5,000.00 to buy, excuse me, persue a truly fine education and get such a degree as a Masters in Healthcare Administration or the like at this point in my life-it's my loss-I know, but you know how kids are, just thinking of the moment, no sense of deferred gratification, not understanding the foolishness and the long lasting effects of their choices, especially educational ones. This foolishness most certainly cost me a great deal in upward mobility, career growth, as well as personal growth- but, that's a problem I'll have to live with for the rest of my life. Although I have numerous licenses, National certifications, and credentials, I know that I can never compare or equal those qualifications of my "superiors"! .

If one were to look at my 10+ years at Sierra, one would see an employee who gave his all for many years, existing on hollow promises and hopes, but none-the-less, put in many 7 AM to 7 PM days to make a difference, to make things better. All my annual reviews were "Exceeds", and there was no better, or more easy going employee than myself. You would think that being in a supervisory position for so long would lead to something at Sierra but no- We all know that males are inherently and vastly inferior to females and that's why they get all the promotions, or was it who they knew, the brown spot on the nose, or the "Superior" educational experiance they had achieved at an institution located in Nevada?-Call me dumb, but I could never figure out-it couldn't have been that a WASP male with an education was a threat to any and all these women in maintaining their positions? No, I didn't think so. No one had ever questioned my motivations, whereabouts during work hours or actions. I believe that people knew and understood that if there was a job that needed to be done, or the company had a problem, I would take care of it, no questions asked or no need to ask again, for that matter. I did my job and did it well.

So imagine my surprise when I return to work that I get an "Unscheduled Absence" for October 2, 2000, 2 weeks prior to my return to work. OH- that father of mine! He is so selfish to request that I help him out when he nearly died-but what can I say-that's my Dad! Can you imagine the selfishness of his request to return to Massachusetts to help him out, or to pick up the pieces of his life if he had died? And look at the rebound effect he had on me and my work! But hey, I figured I owed him as he raised and supported me for over 25 years, but I'm just a sap and a sentimentalist.

Then to get two harassing phone calls from my supervisor AND manager, Ms. Linda Branch, BSW,LSW at my home, demanding that I call her immediately, to tell her my immediate whereabouts,that I am not a team player, that I need some help with direction, and insinuations that I am "lost" on the job. She demanded that I meet her at 8 A.M. in her office so we could discuss these issues that had arisen in 6 work days, but for some odd reason, had never risen their ugly head in the previous 10 years. In all honesty, I was picking up the pieces of the vastly unpopular and unprofessional social worker who had recently resigned my old position. She had left all of her notes sitting in a corner with no summations or any explanation of identified problems , actions taken on behalf of the patient, and what needed to be accomplished prior to discharge. I took it upon myself to contact these patients, arrange home visits

based upon level of need, and helped these families in regards to the crisis situation they all were facing-the need for immediate placement of a loved one as these families had finally come to the realization that they could no longer care for their loved one in the home environment. If my superiors wish to envision me living it up at the Mall, all the more power to them! I certainly am not one to question Linda Branch, BSW,LSW, my Manager, regarding her "people" or managerial skills, casenote expectations,or what needs to be done by a resigning workers to ensure a smooth (at Sierra, they always say "seamless"-it sounds better!) transfer of current open cases to reduce duplication or nonprovision of services, as well as that of her supervisor,"Vice President", I guess that is her title. I know they both have enhanced ability in telepathy as well as other paranormal skills I could only Hope to aspire to! Due to their enhanced functional abilities and far reaching abilities to know where all of their social workers' whereabouts at any given time, they certainly found me out in the nick of time! Imagine the time and money they saved the company. I'm sure also that their hiring practices in regards to social workers has also made incredible contri- butions to the success of the company. Although uncon- ventional, I'm sure that their 75-80% hiring rate of African-American social workers over white social workers, which most assuredly does not track the population of Las Vegas nor the clientele served by Sierra or Senior Dimensions, or the majority of Social Workers available for employment in Nevada for that matter. I am sure that this has had a profound effect upon the efficacy,productivity, and relationship that Sierra has within the community as well as our members. It would be interesting to see the outcomes of the interventions provided in the past two years vs prior years to see patient care, patient satisfaction and financial outcomes have improved under this current system.

After I got my second phone call from Ms. Branch, demanding my immediate attention and response, and demanding a meeting in her office the following morning at 8 AM (not that she was going to write me up or castigate me or anything of that nature), I told her not to bother. Unfortunately, her Theory X management skills and Peter Principled position in regards to her goal directed behavior ran into a cement wall that day-my fault-I must admit, but being the selfish individual that I am, decided that I really did not need to hear that type of tirade regarding my where abouts or be exposed to that type of interaction that leads to progressive discipline as I'm sure she is in a management

educational program in local hallowed halls, and who am I to argue with that level of academia afforded her, let alone allow her to continue to build a paper-trail on an employee who had never been written up in over 10 years?
It's hard to say why some people react in certain ways, but when they, and their behaviors begin to negatively impinge upon the working environment, that's when there is a problem-and, at this point in my life as well as my professional career, I don't have to deal with nor shall I, as I informed Ms. Branch. This is not to say that there was a hardcore attempt to make me quit (yet), but whatever it was (it was extremely clear that Linda was in charge), it led to the same outcome. It is no secret that Sierra has laid off quite a number of middle management people with 10 years and more of experiance (these folks get four weeks vacation, have high salaries, and are, in a word-high-maintence individuals). I would be included in this group as well, and although I would find it hard to believe that the Company would try or even attempt, to get rid of me without paying some type fiscal renumeration, I feel that it is important that I also receive that to which I am entitled, as I have given a great deal on behalf of the Company during my tenure and feel that I should be compensated as have other individuals, such as Carol Weiss (who happened to start the exact same day that I did and was at the same managerial strata/salary level that I was) and Pat Hergett, with whom I know quite well and spent many hours working with while at FHS.
I have always believed that we can do things the easy way or the hard way. Some people choose the former, and some the later. I feel that I am entitled to the payout that my friends received and I certainly would be satisfied with a minimum of a month's pay for each year worked, which could be easily rounded off to a year's pay, as well as my full medical benefits, and those of my significant other, being provided for that same year. I feel that would be a suitable token of the company's appreciation and esteem for my services and the indignities I have recently been subjected to and forced to endure, as well as what I tolerated from management and upper management for the last 10 years.
I've found it of great interest that over the past ten years or so, that there has never been a dissenting voice or any proposals submitted by any stockholders that needed to be voted on via proxy or in person at the Company's annual meetings and included in the Company's Annual Report. All I can say is that, as the owner of over 6,000 shares of Company stock, I currently have several

(actually several more than that) proposals I'd like to share this spring with fellow stakeholders to vote on- focusing on such things as-
1. Employee/Employment practices
2.Management Renumeration
3. Bonus/Stock Option Practices
4.Promotion Practices and the recipients of such
5.Employee Turnover/Firing Practices in subsidiaries
6.Proposal to sell the Company to the Highest Bidder
7. Proposal that Management requires approval of Stockholders to expand or buy businesses out of state
8. Non-Nepotism requirement for employment
9. Stockholder approval to purchase another plane/jet or property used primarily by Upper Management as a "perk"
10. Request "Action Plans" be presented to Shareholders on how the Company plans on improving employee relations and fiscal results in under-performing units/subsidiaries
and so on...They may not pass but...but they'll be in print....
If you would like to know the topic area of other proposals I have in mind, I'd be more than glad to share the gist of them with you. Rest assured if denied what I feel is only fair, I will be glad to hand deliver these proposals on or before December 8th,2000 or send them Certified Mail-which ever would be easier for the Company.
This is not to say that my Attorney, James Lee, wouldn't be interested in assisting me in my endeavors either. ~~I'm sure~~ that he would gladly offer his services on my behalf to right the wrongs, correct the injustices,etc on my behalf as well. Some things are easily done-some more than others. Why take the difficult course when in fact the easy way is less costly, less time consuming, as well as the right thing to do. Look at it this way-I've lost more on the stock than what I'm asking for. And obviously if litigation is the chosen course, I won't be just asking for what I requested above, obviously due to the cost, time, negative implications regarding my work skills and time management skills, let alone the psychological and physical toll such an endeavor would take upon this potential litigant. It's like that old adage-"Pay Me Now or Pay Me Later". I know, as I'm sure that you do, that this may take five years, but I know that I won't lose either and the longer it takes, the higher the cost to you, as far as I'm concerned. I'm willing to walk away, never to be

heard from again if you agree to my above stated request, which is very reasonable, but when push comes to shove, you are dealing with the wrong individual as I have the means to support extended litigation and it won't phase me in the least, unlike the "little" people you take delight in by disrupting their lives, who are forced to live hand-to-mouth, and who have no support or backers to take on a company such as Sierra.
Please let me know your position on this issue so we can move on-whichever way that is dictated by your actions is fine with me, but once you chose a direction, there is no going back. Easy way, hard way-makes no difference to me. With what I know, even the Strip wouldn't take a bet on Sierra. I would like a response on or before November 29, 2000. If I do not hear from you by then, I will send a copy of this letter to Dr. Anthony Marlon and Ms. Erin MacDonald as well as contact my Attorney to proceed in filing a "case" on my behalf.
And to show that I'm not a guy without a sense of humor, I thought you might like the enclosed" Dilbert" cartoon. Isn't it ironic it was in a recent Sunday's paper? Not that I haven't seen this scheme used at FHS, FHH, Care Coordination, Ambulatory Care Management, and whatever you call it today, on several occasions at each subsidiary. That's what I like about Sierra- a good idea is hard to give up as it comes in so handy on so many occasions and it's so hard to come up with an original idea or thought to replace it, or even someone to come up with that one original thought-apparently "same-think" runs rampant in families and groups at Sierra.

Sincerely,

Daniel W. Roberts
MSW,LCSW,CADC,QCSW,ACSW,DCSW

P.S. Sierra is such as class act! Don't have the common courtesy to tell me you cancelled my health insurance? Price just went up-1 years pay and 18 months of full health insurance benefits (medical/dental/vision) then COBRA for SO and myself.

cc: Diane Smith, Vice President

Exhibit E (1 page)

SIERRA HEALTH SERVICES, INC.

All the benefits of good health.

Elizabeth C. Nozero
Senior Corporate Counsel
(702) 242-7019

November 22, 2000

Mr. Daniel W. Roberts
6144 Cromwell Ave.
Las Vegas, NV 89107

Dear Mr. Roberts:

Your letter dated November 13, 2000, addressed to Mr. Nazdan and Ms. Folmer, has been forwarded to me for a response. It would not serve any purpose for me to respond to all of the statements and allegations contained in your six page letter. Instead, I have chosen to set forth the position of Sierra Health Services, Inc., to the only pertinent issue raised in your letter.

Whenever an employee is out on leave, no matter what the reason for that leave might be, it is the responsibility of that employee to communicate directly with his supervisor regarding when he can be expected to return to work. Failure to return from an approved leave or to communicate with your supervisor regarding the need for an extended leave, may be grounds for disciplinary action. I'm sure you would agree that without these very basic rules, Sierra would not be able to operate its business effectively.

When your supervisor attempted to discuss issues regarding your absence from work with you, you became angry and resigned your position effective immediately. No disciplinary action was taken against you and your resignation was completely voluntary. Therefore it is apparent that neither Sierra Health Services nor any of its subsidiaries, has any obligation to pay to you any salary, benefits or damages beyond what you were entitled to as of the date of your resignation. Your demand for one year of salary and 18 months of health care coverage is denied

Sincerely,

Elizabeth Nozero
Senior Corporate Counsel

bc: Dan Kruger
Jim Munoz
Jocelyn Cascioli
Carolyn Smith

Exhibit F (5 pages)

To: Elizabeth Nozero, Esq.
From: Daniel W. Roberts
In Re: Correspondence dated 11/22/00

In regards to your response to my initial letter, I feel that we have experienced a miscommunication. Although I have the highest admiration for those who have earned the degree of jurisprudence, I am quite concerned about your ability to comprehend common household english.

Your letter presents the picture that I never returned to work. The entirety of my previous letter points out the all-encompassing, unpleasant working environment I was forced to endure. I do not feel that my letter presented any obsfucation or statements that could be easily misinterpreted or misunderstood.

There was certainly no failure on my behalf to return to work after an approved leave.

I do take great umbrage at your characterization of me as becoming angry when my supervisor attempted to discuss issues regarding my "so-called" absence from work, whenever you feel that may have occurred. During my ten years at Sierra, I never became angry or even raised my voice. Where you got this impression that I am an angry individual is out of the

cc: Steve Root / [signature] 12-15-00

Dina Dee Dalton, CCR 519, RPR

realm of the facts and circumstances surrounding my employment history and behavioral repertoire.

I am sure that Ms. Branch most certainly deleted the voice mail message I left her and presented her own version of what she felt that she heard. I certainly know what I said to Ms. Branch and I stated my concerns in a very calm and professional manner, contrary to the three phone calls I received from her over six consecutive work days at my home.

Although I am sure you are quite able at interpreting law, I believe you misinterpreted the cognizant points of my initial presentation.

Your state in your letter that no disciplinary measures were taken against me but I know that if I were to accede to Ms. Branch's demands to meet with her that I would have been the recipient of disciplinary action. This is quite unusual in the fact that I have never had any disciplinary actions taken against me in the previous decade of my employment. As I told Ms. Branch in my message on her voice mail, "You don't need a weatherman to tell you which way the wind is blowing," in this particular situation.

The conclusions you presented in your letter are not based upon any of the issues I presented to you in my letter and virtually unrelated to this unpleasant situation.

I am known to be a very reasonable individual and thus am willing to make one more attempt to conciliate this

unfortunate situation. I am sure that you understand that due to the time I have now had to invest in these endeavors that I feel I am entitled to perhaps something more than I had initially requested. I leave it up to you to make me an acceptable offer. If you are unable to do this, I am sure we will have the pleasure of meeting sometime in the near future.

Also find enclosed a copy of Stockholder Proposal Number 1, which has also been delivered to the Secretary of the Company this very day.

Sincerely,

Daniel W. Roberts

05/16	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	7.72
05/16	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	44.29
08/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	127.06
08/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	127.06-
08/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	65.40
08/16	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	8.11
08/16	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	7.95
08/16	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	45.60
11/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	130.10
11/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	130.10-
11/16	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	66.97
11/16	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	8.30
11/16	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	8.14
11/16	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	46.69
03/02	DPL INC	DIVIDEND	78.16
06/02	DPL INC	DIVIDEND	78.98
09/05	DPL INC	DIVIDEND	79.76
12/04	DPL INC	DIVIDEND	80.43
05/02	DARDEN RESTAURANTS INC	DIVIDEND	4.02
11/02	DARDEN RESTAURANTS INC	DIVIDEND	4.02
01/14	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.35
04/25	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.37
07/26	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.40
10/17	DELPHI AUTOMOTIVE SYS CORP	DIVIDEND	6.43
10/04	DEVON ENERGY CORPORATION NEW	DIVIDEND	0.25
12/29	DEVON ENERGY CORPORATION NEW	DIVIDEND	0.25
01/19	DIAL CORP NEW	DIVIDEND	14.49
04/18	DIAL CORP NEW	DIVIDEND	14.54
07/19	DIAL CORP NEW	DIVIDEND	14.62
10/17	DIAL CORP NEW	DIVIDEND	14.71
01/05	EASTERN ENTERPRISES INC	DIVIDEND	4.40
04/05	EASTERN ENTERPRISES INC	DIVIDEND	4.47
07/06	EASTERN ENTERPRISES INC	DIVIDEND	4.50
10/04	EASTERN ENTERPRISES INC	DIVIDEND	4.53
11/28	EASTERN ENTERPRISES INC	DIVIDEND	1.80
02/16	EASTERN UTILITIES ASSOCIATES	DIVIDEND	12.49
05/01	EASTERN UTILITIES ASSOCIATES	DIVIDEND	8.65
01/04	EASTMAN CHEMICAL CO	DIVIDEND	11.53
04/04	EASTMAN CHEMICAL CO	DIVIDEND	11.64
07/05	EASTMAN CHEMICAL CO	DIVIDEND	11.75
10/03	EASTMAN CHEMICAL CO	DIVIDEND	11.85
01/04	EASTMAN KODAK CO	DIVIDEND	0.84
01/04	EASTMAN KODAK CO	DIVIDEND	33.43
04/04	EASTMAN KODAK CO	DIVIDEND	1.07
04/04	EASTMAN KODAK CO	DIVIDEND	33.43
07/05	EASTMAN KODAK CO	DIVIDEND	1.33
07/05	EASTMAN KODAK CO	DIVIDEND	33.43
10/03	EASTMAN KODAK CO	DIVIDEND	1.58
10/03	EASTMAN KODAK CO	DIVIDEND	33.43
10/03	**EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	L/T CAP GAINS	247.08
12/18	**EATON VANCE WORLDWIDE HEALTH SCIENCES FUND-CL A	S/T CAP GAINS	25.48
03/02	**EATON VANCE BALANCED FUND CL A	DIVIDEND	174.78
03/02	**EATON VANCE BALANCED FUND CL A	L/T CAP GAINS	192.26
05/25	**EATON VANCE BALANCED FUND CL A	DIVIDEND	141.71
03/13	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.67
06/13	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.68
09/12	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.69
12/13	ELECTRONIC DATA SYSTEMS CORP	DIVIDEND	3.70
03/13	EXXON MOBIL CORP	DIVIDEND	265.35
06/13	EXXON MOBIL CORP	DIVIDEND	266.87
09/12	EXXON MOBIL CORP	DIVIDEND	268.31
12/13	EXXON MOBIL CORP	DIVIDEND	269.69
02/16	FALL RIVER GAS CO	DIVIDEND	21.74
05/16	FALL RIVER GAS CO	DIVIDEND	22.00
08/16	FALL RIVER GAS CO	DIVIDEND	22.24
06/05	**FIDELITY LARGE CAP STOCK FUND	S/T CAP GAINS	173.00
06/05	**FIDELITY LARGE CAP STOCK FUND	L/T CAP GAINS	51.04
12/11	**FIDELITY LARGE CAP STOCK FUND	DIVIDEND	2.94
03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	S/T CAP GAINS	30.75
03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	4.73

03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	L/T CAP GAINS	182.04
06/12	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	2.44
09/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	4.89
12/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	DIVIDEND	9.78
12/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	L/T CAP GAINS	936.86
03/13	**FIDELITY PURITAN FUND	DIVIDEND	118.32
06/12	**FIDELITY PURITAN FUND	DIVIDEND	119.24
09/11	**FIDELITY SECURITIES FUND OTC PORTFOLIO	S/T CAP GAINS	692.27
09/11	**FIDELITY SECURITIES FUND OTC PORTFOLIO	L/T CAP GAINS	690.89
12/26	**FIDELITY SECURITIES FUND OTC PORTFOLIO	L/T CAP GAINS	109.49
06/08	***FRESENIUS MEDICAL CARE AG	DIVIDEND	12.07
11/02	***FRESENIUS MEDICAL CARE AG P/D 6/7/00. TO REFLECT FGN	DIVIDEND	12.07-
11/02	***FRESENIUS MEDICAL CARE AG	DIVIDEND	16.39
	P/D 6/7/00. TO REFLECT FGN	FOREIGN TAX PAID	4.32-
12/28	**GABELLI ASSET FUND-SBI	S/T CAP GAINS	81.24
12/28	**GABELLI ASSET FUND-SBI	DIVIDEND	40.49
12/28	**GABELLI ASSET FUND-SBI	L/T CAP GAINS	656.29
03/13	GENERAL MOTORS CORP	DIVIDEND	66.26
06/13	GENERAL MOTORS CORP	DIVIDEND	66.69
09/12	GENERAL MOTORS CORP	DIVIDEND	67.17
12/13	GENERAL MOTORS CORP	DIVIDEND	67.63
09/05	GOLDEN STATE BANCORP INC	DIVIDEND	6.50
12/04	GOLDEN STATE BANCORP INC	DIVIDEND	6.53
03/20	HILTON HOTELS CORP	DIVIDEND	3.02
06/19	HILTON HOTELS CORP	DIVIDEND	3.03
09/18	HILTON HOTELS CORP	DIVIDEND	3.04
12/18	HILTON HOTELS CORP	DIVIDEND	3.04
01/19	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	54.16
04/18	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	54.40
07/18	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	61.07
10/17	HOUSEHOLD INTERNATIONAL INC	DIVIDEND	61.34
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FD INVST CL	S/T CAP GAINS	404.18
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FD INVST CL	L/T CAP GAINS	457.64
04/04	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	6.08
07/03	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	9.13
10/02	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	15.23
12/18	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	DIVIDEND	39.64
12/18	**JANUS INVESTMENT FUND GROWTH & INCOME FUND	L/T CAP GAINS	492.75
12/18	**JANUS INVESTMENT FUND TWENTY FUND	L/T CAP GAINS	411.69
12/18	**JANUS INVESTMENT FUND OLYMPUS FUND	DIVIDEND	51.48
12/18	**JANUS INVESTMENT FUND OLYMPUS FUND	L/T CAP GAINS	85.66
09/26	LUBY'S INC	DIVIDEND	20.00
03/02	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
06/02	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
09/05	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
12/04	LUCENT TECHNOLOGIES INC	DIVIDEND	1.52
01/04	MERCK & CO INC	DIVIDEND	46.76
04/04	MERCK & CO INC	DIVIDEND	46.97
07/05	MERCK & CO INC	DIVIDEND	47.17
10/03	MERCK & CO INC	DIVIDEND	55.51
02/16	NEW CENTURY ENERGIES INC	DIVIDEND	55.69
05/16	NEW CENTURY ENERGIES INC	DIVIDEND	56.82
08/18	NEW CENTURY ENERGIES INC	DIVIDEND	57.78
09/07	NEW CENTURY ENERGIES INC	DIVIDEND	12.70
03/23	NEWMONT MINING CORP	DIVIDEND	0.12
06/22	NEWMONT MINING CORP	DIVIDEND	0.12
09/21	NEWMONT MINING CORP	DIVIDEND	0.12
12/21	NEWMONT MINING CORP	DIVIDEND	0.12
04/03	NORTHEAST UTILITIES	DIVIDEND	1.31
07/03	NORTHEAST UTILITIES	DIVIDEND	1.31
10/02	NORTHEAST UTILITIES	DIVIDEND	1.32

12/29	NORTHEAST UTILITIES	DIVIDEND	1.32
02/02	NSTAR	DIVIDEND	0.19
02/02	NSTAR	DIVIDEND	15.00
05/03	NSTAR	DIVIDEND	0.37
05/03	NSTAR	DIVIDEND	15.00
08/02	NSTAR	DIVIDEND	0.55
08/02	NSTAR	DIVIDEND	15.00
11/02	NSTAR	DIVIDEND	0.74
11/02	NSTAR	DIVIDEND	15.00
10/19	OSI PHARMACEUTICALS INC	DIVIDEND	0.09
07/18	OWENS CORNING	DIVIDEND	7.50
02/16	PALL CORP	DIVIDEND	1.69
05/22	PALL CORP	DIVIDEND	1.71
08/17	PALL CORP	DIVIDEND	1.72
11/20	PALL CORP	DIVIDEND	1.73
02/15	PROCTER & GAMBLE CO	DIVIDEND	30.40
05/16	PROCTER & GAMBLE CO	DIVIDEND	30.59
08/16	PROCTER & GAMBLE CO	DIVIDEND	33.63
11/16	PROCTER & GAMBLE CO	DIVIDEND	33.82
02/15	RAYTHEON CO-CL A	DIVIDEND	2.26
05/05	RAYTHEON CO-CL A	DIVIDEND	2.29
08/08	RAYTHEON CO-CL A	DIVIDEND	2.31
11/07	RAYTHEON CO-CL A	DIVIDEND	2.32
03/02	ROHM & HAAS CO	DIVIDEND	3.07
06/02	ROHM & HAAS CO	DIVIDEND	3.09
09/05	ROHM & HAAS CO	DIVIDEND	3.27
12/04	ROHM & HAAS CO	DIVIDEND	3.29
02/02	SBC COMMUNICATIONS INC	DIVIDEND	111.21
05/02	SBC COMMUNICATIONS INC	DIVIDEND	116.43
08/02	SBC COMMUNICATIONS INC	DIVIDEND	117.11
11/02	SBC COMMUNICATIONS INC	DIVIDEND	117.78
02/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	11.24
03/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	10.31
04/04	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	11.04
05/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	11.03
06/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	11.67
07/03	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	11.77
08/02	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	12.33
09/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	12.60
10/02	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	12.05
11/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	12.76
11/07	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	0.42
12/01	**SCUDDER SHORT TERM BOND FUND	DIVIDEND	12.41
12/01	**SCUDDER SHORT TERM BOND FUND RECORD 12/01/00 PAY 12/29/00	DIVIDEND	12.54
12/20	**SCUDDER SMALL COMPANY VALUE FUND S SHARES	DIVIDEND	3.85
01/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	0.97
01/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
04/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	1.16
04/04	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
07/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	1.35
07/05	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
10/03	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	1.54
10/03	SEALED AIR CORP NEW-$2 CONV	DIVIDEND	18.50
03/24	**SELECTED AMERICAN SHARES INC	S/T CAP GAINS	4.76
03/24	**SELECTED AMERICAN SHARES INC	DIVIDEND	7.14
03/24	**SELECTED AMERICAN SHARES INC	L/T CAP GAINS	5.95
06/22	**SELECTED AMERICAN SHARES INC	DIVIDEND	7.15
09/22	**SELECTED AMERICAN SHARES INC	DIVIDEND	7.16
12/01	**SELECTED AMERICAN SHARES INC	S/T CAP GAINS	162.38
12/01	**SELECTED AMERICAN SHARES INC	DIVIDEND	10.75
12/01	**SELECTED AMERICAN SHARES INC	L/T CAP GAINS	654.30
02/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	68.46
02/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	86.75
05/05	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	70.83
05/05	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	86.75
08/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	73.37
08/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	86.75
11/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	75.98
11/02	SIERRA PACIFIC RESOURCES NEW	DIVIDEND	86.75
03/31	SPRINT CORP	DIVIDEND	50.93
07/03	SPRINT CORP	DIVIDEND	51.03
10/02	SPRINT CORP	DIVIDEND	51.15
12/29	SPRINT CORP	DIVIDEND	51.37
03/13	TEXACO INC	DIVIDEND	34.02
03/13	TEXACO INC	DIVIDEND	47.15
06/12	TEXACO INC	DIVIDEND	34.77
06/12	TEXACO INC	DIVIDEND	47.15
09/11	TEXACO INC	DIVIDEND	35.39

09/11	TEXACO INC	DIVIDEND	47.15
12/12	TEXACO INC	DIVIDEND	36.07
12/12	TEXACO INC	DIVIDEND	47.15
12/18	USEC INC	DIVIDEND	27.50
01/04	UNION PACIFIC CORP	DIVIDEND	21.43
04/04	UNION PACIFIC CORP	DIVIDEND	21.53
07/05	UNION PACIFIC CORP	DIVIDEND	21.64
10/03	UNION PACIFIC CORP	DIVIDEND	21.75
01/04	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.54
04/04	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.56
07/06	UNION PACIFIC RESOURCES GROUP	DIVIDEND	4.58
12/20	**SCUDDER VALUE FUND	S/T CAP GAINS	59.47
12/20	**SCUDDER VALUE FUND	DIVIDEND	15.65
12/20	**SCUDDER VALUE FUND	L/T CAP GAINS	215.96
01/04	VIAD CORP	DIVIDEND	0.22
01/04	VIAD CORP	DIVIDEND	18.74
04/04	VIAD CORP	DIVIDEND	0.29
04/04	VIAD CORP	DIVIDEND	18.74
07/05	VIAD CORP	DIVIDEND	0.36
07/05	VIAD CORP	DIVIDEND	18.74
10/03	VIAD CORP	DIVIDEND	0.42
10/03	VIAD CORP	DIVIDEND	18.74
08/31	**CMF MONEY MARKET PORTFOLIO	DIVIDEND	37.64
09/29	**CMF MONEY MARKET PORTFOLIO	DIVIDEND	33.01
10/31	**CMF MONEY MARKET PORTFOLIO	DIVIDEND	10.16
10/20	XCEL ENERGY INC	DIVIDEND	34.01

TOTAL DIVIDENDS

TAXABLE DIVIDENDS (INCL. S/T CAP GAINS)	9,633.01
LONG-TERM CAPITAL GAINS	5,421.80
UNRECAP.SECTION 1250 GAINS	31.27
TOTAL CAPITAL GAINS	5,453.07
RETURN OF CAPITAL	179.40
FOREIGN TAX PAID	4.32-

	INTEREST DETAILS	NON-GOVERNMENT INTEREST	
02/15	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94
05/15	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94
08/15	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94
11/15	CITIGROUP CAP VI 6.875% TR PFD AT .429%	INTEREST	85.94

TOTAL NON GOVERNMENT INTEREST

NON GOVERNMENT INTEREST	343.76
TOTAL MARGIN INTEREST	2,906.04-

NON REPORTABLE INCOME

09/15	FALL RIVER GAS CO	DIVIDEND	14.46

TOTAL NON REPORTABLE INCOME

INTEREST SUBJECT TO A.M.T.	0.00
OTHER NON REPORTABLE INCOME	14.46

DATE	DESCRIPTION	TRANSACTION	PRICE	QUANTITY	AMOUNT	COMMENTS
	INVESTMENT ACTIVITY DETAILS					
02/02	AT&T CORP	REINVEST		.39330	20.18	
05/02	AT&T CORP	REINVEST		.47910	20.27	
08/02	AT&T CORP	REINVEST		.63530	20.37	
11/02	AT&T CORP	REINVEST		.93490	20.51	
12/07	AT&T CORP	BOUGHT	20 1/8	1,000	20,140.00	
01/04	ALLTEL CORP	REINVEST		.20120	15.73	
04/04	ALLTEL CORP	REINVEST		.24710	15.80	
07/05	ALLTEL CORP	REINVEST		.25210	15.88	
10/04	ALLTEL CORP	REINVEST		.29900	15.96	

03/22	AMERICA ONLINE INC-DEL	SOLD	68 3/4	100	6,862.77
07/31	ANADARKO PETROLEUM CORP	CASH IN LIEU			35.93
09/28	ANADARKO PETROLEUM CORP	REINVEST		.03230	2.05
12/28	ANADARKO PETROLEUM CORP	REINVEST		.02850	2.05
03/03	AUTOLIV INC	REINVEST		.06280	1.59
06/06	AUTOLIV INC	REINVEST		.05760	1.59
09/08	AUTOLIV INC	REINVEST		.07360	1.60
12/08	AUTOLIV INC	REINVEST		.07640	1.61
01/04	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.09670	2.20
04/04	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.09330	2.21
07/05	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.08830	2.23
10/04	BURLINGTON NORTHERN SANTA FE CORP	REINVEST		.10010	2.24
11/02	C P & L ENERGY INC	REINVEST		3 .79510	157.26
02/02	CAROLINA POWER & LIGHT CO	REINVEST		9 .14800	150.37
05/02	CAROLINA POWER & LIGHT CO	REINVEST		4 .23430	155.08
03/01	CASINO DATA SYSTEMS	SOLD	5 1/8	150	756.72
06/08	CASINO DATA SYSTEMS	BOUGHT	4 1/4	100	437.00
03/13	CHEVRON CORP	REINVEST		.55140	44.73
06/13	CHEVRON CORP	REINVEST		.49180	45.09
09/12	CHEVRON CORP	REINVEST		.51240	45.41
12/13	CHEVRON CORP	REINVEST		.55480	45.74
09/27	CIBER INC	BOUGHT	8 1/8	100	827.50
02/28	CITIGROUP INC	REINVEST			192.00
02/28	CITIGROUP INC	REINVEST		3 .88810	2.89
05/30	CITIGROUP INC	REINVEST			192.00
05/30	CITIGROUP INC	REINVEST		3 .29280	3.51
08/31	CITIGROUP INC	CASH IN LIEU			23.62
09/12	CITIGROUP INC	REINVEST			224.00
09/12	CITIGROUP INC	REINVEST		3 .94750	4.71
11/24	CITIGROUP INC	REINVEST			224.00
11/24	CITIGROUP INC	REINVEST		4 .80000	5.20
03/17	CRESCENT OPERATING INC	BOUGHT	2 11/64	300	663.56
02/18	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		7 .45690	119.31
05/16	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		6 .62600	123.41
08/16	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		5 .53940	127.06
11/16	CRESCENT REAL ESTATE EQUITIES CO	REINVEST		5 .96450	130.10
03/02	DPL INC	REINVEST		3 .52270	78.16
06/02	DPL INC	REINVEST		3 .31670	78.98
09/05	DPL INC	REINVEST		2 .82960	79.76
12/04	DPL INC	REINVEST		2 .55330	80.43
05/02	DARDEN RESTAURANTS INC	REINVEST		.21950	4.02
11/02	DARDEN RESTAURANTS INC	REINVEST		.17820	4.02
01/14	DELPHI AUTOMOTIVE SYS CORP	REINVEST		.34440	6.35
04/25	DELPHI AUTOMOTIVE SYS CORP	REINVEST		.31550	6.37
07/26	DELPHI AUTOMOTIVE SYS CORP	REINVEST		.41630	6.40
10/17	DELPHI AUTOMOTIVE SYS CORP	REINVEST			6.43

				.43590	
09/12	DEVON ENERGY CORPORATION NEW	CASH IN LIEU			29.78
10/04	DEVON ENERGY CORPORATION NEW	REINVEST			0.25
				.00420	
12/29	DEVON ENERGY CORPORATION NEW	REINVEST			0.25
				.00410	
01/19	DIAL CORP NEW	REINVEST			14.49
				.62830	
04/18	DIAL CORP NEW	REINVEST		1	14.54
				.03860	
07/19	DIAL CORP NEW	REINVEST		1	14.62
				.13000	
10/17	DIAL CORP NEW	REINVEST		1	14.71
				.35260	
01/05	EASTERN ENTERPRISES INC	REINVEST			4.40
				.07740	
04/05	EASTERN ENTERPRISES INC	REINVEST			4.47
				.07430	
07/06	EASTERN ENTERPRISES INC	REINVEST			4.50
				.07210	
10/04	EASTERN ENTERPRISES INC	REINVEST			4.53
				.07080	
11/10	EASTERN ENTERPRISES INC	SOLD	64.558	10	685.05
				.61138	
02/16	EASTERN UTILITIES ASSOCIATES	REINVEST			12.49
				.40450	
04/20	EASTERN UTILITIES ASSOCIATES	SOLD	31.459	30	934.76
				.50820	
01/04	EASTMAN CHEMICAL CO	REINVEST			11.53
				.25070	
04/04	EASTMAN CHEMICAL CO	REINVEST			11.64
				.23720	
07/05	EASTMAN CHEMICAL CO	REINVEST			11.75
				.23530	
10/03	EASTMAN CHEMICAL CO	REINVEST			11.85
				.31080	
01/04	EASTMAN KODAK CO	REINVEST			33.43
01/04	EASTMAN KODAK CO	REINVEST			0.84
				.53550	
04/04	EASTMAN KODAK CO	REINVEST			33.43
04/04	EASTMAN KODAK CO	REINVEST			1.07
				.58970	
07/05	EASTMAN KODAK CO	REINVEST			33.43
07/05	EASTMAN KODAK CO	REINVEST			1.33
				.57450	
10/03	EASTMAN KODAK CO	REINVEST			33.43
10/03	EASTMAN KODAK CO	REINVEST			1.58
				.84110	
10/03	**EATON VANCE WORLDWIDE HEALTH	REINVEST		6	247.08
	SCIENCES FUND-CL A			.87500	
12/18	**EATON VANCE WORLDWIDE HEALTH	REINVEST		2	25.48
	SCIENCES FUND-CL A			.23100	
03/02	**EATON VANCE BALANCED FUND	REINVEST		22	174.78
	CL A			.43600	
03/02	**EATON VANCE BALANCED FUND	REINVEST		24	192.26
	CL A			.68000	
05/25	**EATON VANCE BALANCED FUND	REINVEST		18	141.71
	CL A			.40400	
08/01	**EATON VANCE BALANCED FUND	SOLD	7.67	3,561	27,313.75
	CL A			.11500	
10/26	***ECHO BAY MINES LTD	BOUGHT	5/8	700	452.50
03/13	ELECTRONIC DATA SYSTEMS CORP	REINVEST			3.67
	NEW			.06250	
06/13	ELECTRONIC DATA SYSTEMS CORP	REINVEST			3.68
	NEW			.08770	
09/12	ELECTRONIC DATA SYSTEMS CORP	REINVEST			3.69
	NEW			.07670	
12/13	ELECTRONIC DATA SYSTEMS CORP	REINVEST			3.70
	NEW			.06840	
03/13	EXXON MOBIL CORP	REINVEST		3	265.35
				.44610	
06/13	EXXON MOBIL CORP	REINVEST		3	266.87
				.27450	
09/12	EXXON MOBIL CORP	REINVEST		3	268.31
				.13350	
12/13	EXXON MOBIL CORP	REINVEST		3	269.69
				.07120	
02/16	FALL RIVER GAS CO	REINVEST		1	21.74
				.05410	
05/16	FALL RIVER GAS CO	REINVEST		1	22.00

				.00280	
08/16	FALL RIVER GAS CO	REINVEST		.96700	22.24
09/15	FALL RIVER GAS CO	LIQUIDATION		.62020	14.46
06/05	**FIDELITY LARGE CAP STOCK FUND	REINVEST		2 .46200	51.04
06/05	**FIDELITY LARGE CAP STOCK FUND	REINVEST		8 .34500	173.00
12/11	**FIDELITY LARGE CAP STOCK FUND	REINVEST		.15800	2.94
03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		.17100	4.73
03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		1 .11500	30.75
03/06	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		6 .59800	182.04
06/12	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		.09400	2.44
09/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		.19700	4.89
12/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		.58500	9.78
12/18	**FIDELITY DEVONSHIRE TRUST UTILITIES FUND	REINVEST		55 .99900	936.86
03/13	**FIDELITY PURITAN FUND	REINVEST		6 .55900	118.32
06/12	**FIDELITY PURITAN FUND	REINVEST		6 .28900	119.24
08/01	**FIDELITY PURITAN FUND	SOLD	19.06	857 .97700	16,329.04
09/11	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		11 .02600	690.89
09/11	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		11 .04800	692.27
12/26	**FIDELITY SECURITIES FUND OTC PORTFOLIO	REINVEST		2 .62300	109.49
06/08	***FRESENIUS MEDICAL CARE AG SPONSORED ADR	REINVEST		.43590	12.07
12/28	**GABELLI ASSET FUND-SBI	REINVEST		1 .21300	40.49
12/28	**GABELLI ASSET FUND-SBI	REINVEST		2 .43500	81.24
12/28	**GABELLI ASSET FUND-SBI	REINVEST		19 .66700	656.29
03/13	GENERAL MOTORS CORP	REINVEST		.86260	66.26
06/13	GENERAL MOTORS CORP	REINVEST		.95530	66.69
09/12	GENERAL MOTORS CORP	REINVEST		.91780	67.17
12/13	GENERAL MOTORS CORP	REINVEST		1 .29750	67.63
09/05	GOLDEN STATE BANCORP INC	REINVEST		.32300	6.50
12/04	GOLDEN STATE BANCORP INC	REINVEST		.25360	6.53
11/20	W R GRACE & CO-DEL NEW	BOUGHT	2 13/16	400	1,140.00
03/20	HILTON HOTELS CORP	REINVEST		.37750	3.02
06/19	HILTON HOTELS CORP	REINVEST		.32760	3.03
09/18	HILTON HOTELS CORP	REINVEST		.27170	3.04
12/18	HILTON HOTELS CORP	REINVEST		.31180	3.04
01/19	HOUSEHOLD INTERNATIONAL INC	REINVEST		1 .45640	54.16
04/18	HOUSEHOLD INTERNATIONAL INC	REINVEST		1 .38380	54.40
07/18	HOUSEHOLD INTERNATIONAL INC	REINVEST		1 .42230	61.07
10/17	HOUSEHOLD INTERNATIONAL INC	REINVEST		1 .23760	61.34
03/24	HUMANA INC	SOLD	7 1/2	200	1,487.95
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FD INVST CL	REINVEST		7 .23800	404.18
12/01	**INVESCO SECTOR FDS INC HEALTH SCIENCES FD INVST CL	REINVEST		8 .19600	457.64
04/04	**JANUS INVESTMENT FUND	REINVEST			6.08

	GROWTH & INCOME FUND			.13300	
07/03	**JANUS INVESTMENT FUND	REINVEST			9.13
	GROWTH & INCOME FUND			.21800	
10/02	**JANUS INVESTMENT FUND	REINVEST			15.23
	GROWTH & INCOME FUND			.36300	
12/18	**JANUS INVESTMENT FUND	REINVEST		1	39.64
	GROWTH & INCOME FUND			.10300	
12/18	**JANUS INVESTMENT FUND	REINVEST		13	492.75
	GROWTH & INCOME FUND			.71000	
12/18	**JANUS INVESTMENT FUND	REINVEST		6	411.69
	TWENTY FUND			.80500	
02/07	**JANUS INVESTMENT FUND	REINVEST		1	84.54
	OLYMPUS FUND			.71400	
02/07	**JANUS INVESTMENT FUND	REINVEST		6	299.38
	OLYMPUS FUND			.07000	
12/18	**JANUS INVESTMENT FUND	REINVEST		1	51.48
	OLYMPUS FUND			.19100	
12/18	**JANUS INVESTMENT FUND	REINVEST		1	85.66
	OLYMPUS FUND			.98200	
08/28	LABOR READY INC NEW	BOUGHT	4	100	412.00
10/12	LABOR READY INC NEW	BOUGHT	3	200	615.00
08/28	LUBY'S INC	BOUGHT	5 3/4	200	1,162.00
	FORMERLY LUBYS CAFETERIAS INC				
09/26	LUBY'S INC	REINVEST		3	20.00
	FORMERLY LUBYS CAFETERIAS INC			.55560	
10/12	LUBY'S INC	BOUGHT	4 13/16	200	977.50
	FORMERLY LUBYS CAFETERIAS INC				
03/02	LUCENT TECHNOLOGIES INC	REINVEST			1.52
				.02190	
06/02	LUCENT TECHNOLOGIES INC	REINVEST			1.52
				.02440	
09/05	LUCENT TECHNOLOGIES INC	REINVEST			1.52
				.03620	
12/04	LUCENT TECHNOLOGIES INC	REINVEST			1.52
				.09850	
12/07	LUCENT TECHNOLOGIES INC	BOUGHT	15	1,000	15,015.00
08/03	MANDALAY RESORT GROUP	SOLD	25 3/4	100	2,562.91
01/04	MERCK & CO INC	REINVEST			46.76
				.70780	
04/04	MERCK & CO INC	REINVEST			46.97
				.68950	
07/05	MERCK & CO INC	REINVEST			47.17
				.61320	
10/03	MERCK & CO INC	REINVEST			55.51
				.75010	
03/06	MIRAGE RESORTS INC	BOUGHT	18 11/16	2,000	37,387.00
04/20	MIRAGE RESORTS INC	SOLD	20 1/4	2,000	40,486.65
10/12	J P MORGAN & CO INC	BOUGHT	144 1/2	100	14,465.00
02/16	NEW CENTURY ENERGIES INC	REINVEST		1	55.69
				.95400	
05/16	NEW CENTURY ENERGIES INC	REINVEST		1	56.82
				.64700	
08/18	NEW CENTURY ENERGIES INC	REINVEST		1	57.78
				.42010	
03/23	NEWMONT MINING CORP	REINVEST			0.12
				.00520	
06/22	NEWMONT MINING CORP	REINVEST			0.12
				.00530	
09/21	NEWMONT MINING CORP	REINVEST			0.12
				.00720	
12/21	NEWMONT MINING CORP	REINVEST			0.12
				.00660	
04/03	NORTHEAST UTILITIES	REINVEST			1.31
				.06130	
07/03	NORTHEAST UTILITIES	REINVEST			1.31
				.05920	
10/02	NORTHEAST UTILITIES	REINVEST			1.32
				.06190	
12/29	NORTHEAST UTILITIES	REINVEST			1.32
				.05390	
02/02	NSTAR	REINVEST			15.00
02/02	NSTAR	REINVEST			0.19
				.36710	
03/13	NSTAR	CASH IN LIEU			22.71
05/03	NSTAR	REINVEST			15.00
05/03	NSTAR	REINVEST			0.37
				.35950	
08/02	NSTAR	REINVEST			15.00
08/02	NSTAR	REINVEST			0.55
				.37300	

11/02	NSTAR	REINVEST				15.00
11/02	NSTAR	REINVEST			.39410	0.74
03/20	OGDEN CORP	SOLD	11	1/2	250	2,862.90
06/07	OWENS CORNING	BOUGHT	15	1/2	100	1,562.00
07/18	OWENS CORNING	REINVEST			.93020	7.50
08/30	OWENS CORNING	BOUGHT	5		100	512.00
09/27	OWENS CORNING	BOUGHT	2	7/8	300	877.50
10/12	PACIFICARE HEALTH SYSTEMS INC DEL	BOUGHT	13		100	1,315.00
02/16	PALL CORP	REINVEST			.09420	1.69
05/22	PALL CORP	REINVEST			.07460	1.71
08/17	PALL CORP	REINVEST			.07600	1.72
11/20	PALL CORP	REINVEST			.08240	1.73
03/07	PROCTER & GAMBLE CO	REINVEST			.28520	30.40
03/07	PROCTER & GAMBLE CO	REINVEST			.31810	30.40
05/16	PROCTER & GAMBLE CO	REINVEST			.47060	30.59
08/16	PROCTER & GAMBLE CO	REINVEST			.54350	33.63
11/16	PROCTER & GAMBLE CO	REINVEST			.45240	33.82
02/15	RAYTHEON CO-CL A	REINVEST			.10830	2.26
05/05	RAYTHEON CO-CL A	REINVEST			.09690	2.29
08/08	RAYTHEON CO-CL A	REINVEST			.08740	2.31
11/07	RAYTHEON CO-CL A	REINVEST			.07320	2.32
09/29	RITE AID CORP	BOUGHT	3	7/8	200	790.00
10/12	RITE AID CORP	BOUGHT	3		200	615.00
03/02	ROHM & HAAS CO	REINVEST			.08310	3.07
06/02	ROHM & HAAS CO	REINVEST			.09350	3.09
09/05	ROHM & HAAS CO	REINVEST			.10990	3.27
12/04	ROHM & HAAS CO	REINVEST			.10160	3.29
02/02	SBC COMMUNICATIONS INC	REINVEST			2 .59380	111.21
05/02	SBC COMMUNICATIONS INC	REINVEST			2 .68430	116.43
08/02	SBC COMMUNICATIONS INC	REINVEST			2 .63540	117.11
11/02	SBC COMMUNICATIONS INC	REINVEST			2 .12460	117.78
01/03	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .03700	10.83
02/01	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .08100	11.24
03/01	**SCUDDER SHORT TERM BOND FUND	REINVEST			.99000	10.31
04/04	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .06000	11.04
05/01	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .06800	11.03
06/01	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .13100	11.67
07/03	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .13400	11.77
08/02	**SCUDDER SHORT TERM BOND FUND	REINVEST			1 .18900	12.33
09/01	**SCUDDER SHORT TERM BOND FUND CLASS S	REINVEST			1 .21300	12.60
10/02	**SCUDDER SHORT TERM BOND FUND CLASS S	REINVEST			1 .15600	12.05
11/01	**SCUDDER SHORT TERM BOND FUND S SHARES	REINVEST			1 .22300	12.76
11/07	**SCUDDER SHORT TERM BOND FUND S SHARES	REINVEST			.04000	0.42
12/01	**SCUDDER SHORT TERM BOND FUND	REINVEST			1	12.41

	S SHARES			.18400	
12/20	**SCUDDER SMALL COMPANY VALUE	REINVEST			3.85
	FUND S SHARES			.21000	
01/04	SEALED AIR CORP NEW-$2 CONV	REINVEST			18.50
	PFD SER A				
01/04	SEALED AIR CORP NEW-$2 CONV	REINVEST			0.97
	PFD SER A			.38360	
04/04	SEALED AIR CORP NEW-$2 CONV	REINVEST			18.50
	PFD SER A				
04/04	SEALED AIR CORP NEW-$2 CONV	REINVEST			1.16
	PFD SER A			.37090	
07/05	SEALED AIR CORP NEW-$2 CONV	REINVEST			18.50
	PFD SER A				
07/05	SEALED AIR CORP NEW-$2 CONV	REINVEST			1.35
	PFD SER A			.38540	
10/03	SEALED AIR CORP NEW-$2 CONV	REINVEST			18.50
	PFD SER A				
10/03	SEALED AIR CORP NEW-$2 CONV	REINVEST			1.54
	PFD SER A			.43570	
03/24	**SELECTED AMERICAN SHARES INC	REINVEST			4.76
				.12100	
03/24	**SELECTED AMERICAN SHARES INC	REINVEST			5.95
				.15100	
03/24	**SELECTED AMERICAN SHARES INC	REINVEST			7.14
				.18100	
06/22	**SELECTED AMERICAN SHARES INC	REINVEST			7.15
				.18400	
09/22	**SELECTED AMERICAN SHARES INC	REINVEST			7.16
				.18700	
12/01	**SELECTED AMERICAN SHARES INC	REINVEST			10.75
				.32300	
12/01	**SELECTED AMERICAN SHARES INC	REINVEST		4	162.38
				.87500	
12/01	**SELECTED AMERICAN SHARES INC	REINVEST		19	654.30
				.64300	
03/20	SERVICE CORP INTERNATIONAL	BOUGHT	3 1/8	300	949.50
07/24	SERVICE CORP INTERNATIONAL	BOUGHT	2 3/4	300	837.00
08/30	SERVICE CORP INTERNATIONAL	BOUGHT	2 1/8	200	437.00
09/22	SERVICE CORP INTERNATIONAL	BOUGHT	2 3/8	400	965.00
10/12	SERVICE CORP INTERNATIONAL	BOUGHT	2	300	615.00
12/07	SERVICE CORP INTERNATIONAL	BOUGHT	2	1,000	2,015.00
02/16	SIERRA HEALTH SERVICES INC	SOLD	8 1/4	700	5,762.80
04/24	SIERRA HEALTH SERVICES INC	BOUGHT	4 1/4	1,000	4,262.00
02/02	SIERRA PACIFIC RESOURCES NEW	REINVEST			86.75
02/02	SIERRA PACIFIC RESOURCES NEW	REINVEST		9	68.46
				.47850	
05/05	SIERRA PACIFIC RESOURCES NEW	REINVEST			86.75
05/05	SIERRA PACIFIC RESOURCES NEW	REINVEST		10	70.83
				.16650	
08/02	SIERRA PACIFIC RESOURCES NEW	REINVEST			86.75
08/02	SIERRA PACIFIC RESOURCES NEW	REINVEST		10	73.37
				.45680	
11/02	SIERRA PACIFIC RESOURCES NEW	REINVEST			86.75
11/02	SIERRA PACIFIC RESOURCES NEW	REINVEST		9	75.98
				.89990	
03/31	SPRINT CORP	REINVEST			50.93
				.83660	
07/03	SPRINT CORP	REINVEST			51.03
				.95720	
10/02	SPRINT CORP	REINVEST		1	51.15
				.76000	
12/29	SPRINT CORP	REINVEST		2	51.37
				.52900	
01/04	SUN HEALTHCARE GROUP INC	SOLD	.065	500	20.49
03/13	TEXACO INC	REINVEST			47.15
03/13	TEXACO INC	REINVEST		1	34.02
				.65440	
06/12	TEXACO INC	REINVEST			47.15
06/12	TEXACO INC	REINVEST		1	34.77
				.37830	
09/11	TEXACO INC	REINVEST			47.15
09/11	TEXACO INC	REINVEST		1	35.39
				.51100	
12/12	TEXACO INC	REINVEST			47.15
12/12	TEXACO INC	REINVEST		1	36.07
				.41800	
10/10	USEC INC	BOUGHT	4 3/8	200	890.00
12/18	USEC INC	REINVEST		6	27.50
				.28570	
01/04	UNION PACIFIC CORP	REINVEST			21.43

				.49480	
04/04	UNION PACIFIC CORP	REINVEST			21.53
				.56010	
07/05	UNION PACIFIC CORP	REINVEST			21.64
				.55320	
10/03	UNION PACIFIC CORP	REINVEST			21.75
				.56680	
01/04	UNION PACIFIC RESOURCES GROUP INC	REINVEST			4.54
				.38230	
04/04	UNION PACIFIC RESOURCES GROUP INC	REINVEST			4.56
				.29900	
07/06	UNION PACIFIC RESOURCES GROUP INC	REINVEST			4.58
				.22340	
12/20	**SCUDDER VALUE FUND	REINVEST			15.65
				.63000	
12/20	**SCUDDER VALUE FUND	REINVEST		2	59.47
				.39500	
12/20	**SCUDDER VALUE FUND	REINVEST		8	215.96
				.69800	
01/04	VIAD CORP	REINVEST			18.74
01/04	VIAD CORP	REINVEST			0.22
				.70390	
04/04	VIAD CORP	REINVEST			18.74
04/04	VIAD CORP	REINVEST			0.29
				.80550	
07/05	VIAD CORP	REINVEST			18.74
07/05	VIAD CORP	REINVEST			0.36
				.68530	
10/03	VIAD CORP	REINVEST			18.74
10/03	VIAD CORP	REINVEST			0.42
				.73340	
05/15	VIACOM INC-CL B	CASH IN LIEU			55.28
10/16	XEROX CORP	BOUGHT	9 3/4	150	1,477.50

OTHER DISTRIBUTIONS

10/05	AVAYA INC SPINOFF ON 76.18530 SHS	STOCK SPIN-OFF	6 .34877
08/31	CITIGROUP INC STK SPLIT ON 25.21820 SHS	STOCK SPLIT	8
08/31	CITIGROUP INC STK SPLIT ON 1200 SHS	STOCK SPLIT	400
07/07	GENERAL MOTORS CORP-CL H NEW STK SPLIT ON 6 SHS	STOCK SPLIT	12
02/10	SPRINT CORP PCS SER 1 STK SPLIT ON 100 SHS	STOCK SPLIT	100
07/21	STATION CASINOS INC STK SPLIT ON 25 SHS	STOCK SPLIT	12

END OF YEAR END SUMMARY STATEMENT

THIS STATEMENT IS NOT A SUBSTITUTE FOR FORM 1099 AND IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY

Top

Instructions for Recipient - Interest Income

Box 1. Shows interest paid to you during the calendar year by the payer. This does not include interest shown in box 3. If you receive a Form 1099-INT for interest paid on a tax-exempt obligation, please see the instructions for your income tax return.
Box 2. Shows interest or principal forfeited because of early withdrawal of time savings. You may deduct this on the "Penalty on early withdrawal of savings" line of Form 1040.
Box 3. Shows interest on U.S. Savings Bonds, Treasury bills, Treasury bonds, and Treasury notes. This may or may not be all taxable. See **Pub. 550**, Investment Income and Expenses. This interest is exempt from state and local income taxes. **This interest is not included in box 1.**
Box 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding. **Include this amount on your income tax return as tax withheld.**
Box 5. Any amount shown is your share of investment expenses of a single-class REMIC. If you file **Form 1040**, you may deduct these expenses on the "Other expenses" line of **Schedule A (Form 1040)** subject to the 2% limit. This amount is included in box 1. **Box 6.** Shows foreign tax paid. You may be able to claim this tax as a deduction or a credit on your Form 1040. See your Form 1040 instructions.
Nominees: If this form includes amounts belonging to another person, you are considered a nominee recipient. You must file Form 1099-INT for each of the other owners showing the income allocable to each. You must also furnish a Form 1099-INT to each of the other owners. File Form(s) 1099-INT with **Form 1096**, Annual Summary and Transmittal of U.S. Information Returns, with the Internal Revenue Service Center for your area. On each Form 1099-INT, list yourself as the "payer" and the other owner as the "recipient." On Form 1096, list yourself as the "filer." A husband or wife is not required to file a nominee return to show amounts owned by the other.

Instructions for Recipient - Dividends and Distributions

Box 1. Ordinary dividends, which include any net short-term capital gains from a mutual fund, are fully taxable. Include this amount on the "Ordinary dividends" line of Form 1040 or 1040A. Also report i on Schedule B (Form 1040) or Schedule 1 (Form 1040A), if required. This amount includes any amount shown in box 5.
The amount shown may be a distribution from an employee stock ownership plan (ESOP). Report it as a dividend on your income tax return, but treat it as a plan distribution, not as investment income, foi any other purpose.
Box 2a. Shows total capital gain distributions (long-term) from a regulated investment company or real estate investment trust. Amounts shown in boxes 2b, 2c, and 2d are included in box 2a. Report the amount in box 2a on Schedule D (Form 1040), Part II. But, if no **amount** is shown in boxes 2b-2d **and** your **only** capital gains and losses are capital gain distributions, you may be able to report the amour in box 2a on the "Capital gain or (loss)" line of Form 1040 rather than on Schedule D (Form 1040). See the Form 1040 instructions.
Box 2b. Shows 28% rate gain from sales or exchange of collectibles. Report this amount on Schedule D (Form 1040), Part II.
Box 2c. Shows unrecaptured section 1250 gain from certain depreciable real property. Report this amount on the **Unrecaptured Section 1250 Gain Worksheet** in the Instructions for Schedule D (Form 1040).
Box 2d. Section 1202 gain from certain small business stock may be subject to a 50% exclusion. See Schedule D (Form 1040) instructions.
Box 3. This part of the distribution is nontaxable because it is a return of your cost (or other basis). You must reduce your cost (or other basis) by this amount for figuring gain or loss when you sell your stock. But if you get back all your cost (or other basis), report future nontaxable distributions as capital gains, even though this form shows them as nontaxable. See **Pub. 550**, Investment Income and Expenses.
Box 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate on certain payments. See *Form W-9, Request for Taxpayer Identification Number and Certification, for information on backup withholding.* ***Include this amount on your income tax return as tax withheld.***
Box 5. Any amount shown is your share of expenses of a nonpublicly offered regulated investment company, generally a nonpublicly offered mutual fund. If you file **Form 1040**, you may deduct these expenses on the "Other expenses" line on Schedule A (Form 1040) subject to the 2% limit. This amount is included in box 1.
Box 6. You may be able to claim this foreign tax as a deduction or a credit on Form 1040. See your Form 1040 instructions.
Boxes 8 and 9. Show cash and noncash liquidation distributions.
Nominees: If this form includes amounts belonging to another person, you are considered a nominee recipient. You must file Form 1099-DIV with the IRS for each of the other owners to show their share of the income, and you must furnish a Form 1099-DIV to each. A husband or wife is not required to file a nominee return to show amounts owned by the other. See the **2000 Instructions for Forms 1099 1098, 5498, and W-2G.**

Instructions for Recipient - Proceeds From Broker and Barter Exchange Transactions

Brokers and barter exchanges must report proceeds from transactions to you and to the Internal Revenue Service. This form is used to report these proceeds.
Column 1a. Shows the trade date of the transaction. For aggregate reporting, no entry will be present.
Column 1b. *For broker transactions, may show the CUSIP (Committee on Uniform Security Identification Procedures) number of the item reported.*
Column 2. Shows the proceeds from transactions involving stocks, bonds, other debt obligations, commodities or forward contracts. Losses on forward contracts are shown in parentheses. This column does not include proceeds from regulated futures contracts. The broker must indicate whether gross proceeds or gross proceeds less commissions and option premiums were reported to the IRS. (Importani note: All amounts shown in column 2 represent gross proceeds less commissions and option premiums.) Report this amount on **Schedule D (Form 1040)**, Capital Gains and Losses.
Column 4. Shows backup withholding. For example, persons not furnishing their taxpayer identification number to the payer become subject to backup withholding at a 31% rate on certain payments. See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding. **Include this amount on your income tax return as tax withheld.**
Column 5. Shows a brief description of the item or service for which the proceeds or bartering income is being reported. For regulated futures contracts and forward contracts, "RFC" or other appropriate description may be shown.

Instructions for Recipient - Original Issue Discount

Original issue discount (OID) is the excess of an obligation?s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon). OID is taxable as interest over the lif of the obligation. If you are the holder of an OID obligation, generally you must include an amount of OID in your gross income each year you hold the obligation.
Obligations that may have OID include a bond, debenture, note, certificate, or other evidence of indebtedness having a term of more than 1 year. For example, the OID rules may apply to certificates of deposit (CDs), time deposits, bonus savings plans, and other deposit arrangements, especially if the payment of interest is deferred until maturity. In addition, the OID rules apply to Treasury inflation-indexed securities.
If, as the record holder, you receive Form 1099-OID showing amounts belonging to another person, you are considered a **nominee** recipient. You must file Form 1099-OID for each of the other owners showing the amounts allocable to each. Furnish a 1099-OID to each owner. File Form(s) 1099-OID with **Form 1096**, Annual Summary and Transmittal of U.S. Information Returns, with the Internal Revenue Service Center for your area. On each Form 1099-OID, list yourself as the "payer" and the other owner as the "recipient." On Form 1096, list yourself as the "filer." A husband or wife is not required to file a nominee return to show amounts owned by the other. If you bought or sold an obligation during the year and you are not a nominee, you are not required to issue or file Form 1099-OID showing the OID or stated interest allocable to the seller/buyer of the obligation.
Box 1. Shows the OID on the obligation for the part of the year you owned it. Report the amount in box 1 as interest income on your income tax return. However, if you paid acquisition or bond premium, or if the obligation is a stripped bond or stripped coupon, you must compute your proper amount of OID. If you must compute your proper OID, see **Pub. 1212**, List of Original Issue Discount Instrument: to figure the correct OID to report on your tax return.
Box 5. Shows the identification number (CUSIP number) or description of the obligation. The description may include the stock exchange, issuer, coupon rate, and year of maturity.
Box 6. Shows OID on a U.S. Treasury obligation for the part of the year you owned it. Report this amount on your Federal income tax return, and see Pub. 1212 to figure any appropriate adjustments to th amount. This OID is exempt from state and local income taxes and is not included in box 1.

Instructions for Recipient - Miscellaneous Income

Amounts shown on this form may be subject to self-employment tax. If your net income from self-employment is $400 or more, you must file a return and compute your self-employment tax on **Schedule SE (Form 1040).** See **Pub.533**, Self-Employment Tax, for information on self-employment income. If no income or social security and Medicare taxes were withheld by the payer, you may hav to make estimated tax payments if you are still receiving these payments. See **Form 1040-ES**, Estimated Tax for Individuals.
If you are an individual, report the taxable amounts shown on this form on Form 1040, as explained below. (Others, such as corporations, fiduciaries, or partnerships, report the amounts on the proper line of your tax return.)
Box 2. For royalties on timber, coal, and iron ore, see **Pub. 544**, Sales and Other Dispositions of Assets.
Box 3. Generally, report on the "Other income" line of Form 1040 and identify the payment. If it is trade or business income, report this amount on Schedule C, C-EZ, or F (Form 1040). The amount show may be payments you received as the beneficiary of a deceased employee, prizes, awards, taxable damages, Indian gaming profits, or other taxable income.
Box 4. Shows backup withholding or withholding on Indian gaming profits. Generally, a payer must backup withhold at a 31% rate if you did not furnish your taxpayer identification number to the payer. *See **Form W-9**, Request for Taxpayer Identification Number and Certification, for information on backup withholding.*
Include this on your income tax return as tax withheld.
Box 7. Generally shows nonemployee compensation. If you are in the trade or business of catching fish, box 7 may show cash you received for the sale of fish. Generally, payments reported in this box ar income from self-employment. Since you received this form, rather than Form W-2, the payer may have considered you self-employed and did not withhold social security or Medicare taxes. Report self-employment income on Schedule C, C-EZ or F (Form 1040), and **compute the self-employment tax on Schedule SE (Form 1040).** However, if you are not self-employed, report this amount on the "Wages, salaries, tips, etc." line of Form 1040. Call the IRS for information about how to report any social security and Medicare taxes.
Box 8. Shows substitute payments in lieu of dividends or tax-exempt interest received by your broker on your behalf after transfer of your securities for use in a short sale. Report on the "Other income" of Form 1040.

(Rev. 10/00)

1999

TAX YEAR 1999

Printed out by Waterhouse 01/02/02

Please refer to page 11

Bought 2300 shares

TD WATERHOUSE

F. David Levanduski
Customer Relationship Officer

TD WATERHOUSE INVESTOR SERVICES, INC.
Member NYSE/SIPC
4040 S. Eastern, Suite 150
Las Vegas, NV 89119
Tel: (800) 934-4448 Ext. 81278
Fax: (702) 894-4450

PAYER'S Name, Street, City, State, Zip Code, and Telephone Number
NATL INVESTOR SERVICES CORP.
55 WATER STREET
NEW YORK, N.Y. 10041

TELEPHONE NUMBER: (800) 934-4448

1999 DETAILED INCOME STATEMENT

TD WATERHOUSE
Investor Services, Inc
Member New York Stock Exchange • SIPC

RECIPIENT'S Name, Street Address, City, State, and Zip Code
DANIEL W ROBERTS
6144 CROMWELL AVE
LAS VEGAS NV 89107-2528

CORRECTED 02/11/00 ☐ 2nd B Notice

PAYER'S FED ID NUMBER	ACCOUNT NUMBER	ACCOUNT EXECUTIVE	RECIPIENT'S FED ID NUMBER
13-3842038	398-13130	XXX	021-42-7861

DATE	DESCRIPTION	DISTRIBUTION	AMOUNT	COMMENTS
	DIVIDENDS			
02/02	AT&T CORP	DIVIDEND	19.91	
05/04	AT&T CORP	DIVIDEND	19.98	
08/03	AT&T CORP	DIVIDEND	20.00	
11/02	AT&T CORP	DIVIDEND	20.09	
01/05	ALLTEL CORP	DIVIDEND	14.73	
04/06	ALLTEL CORP	DIVIDEND	14.80	
07/07	ALLTEL CORP	DIVIDEND	14.87	
10/05	ALLTEL CORP	DIVIDEND	14.94	
03/05	AUTOLIV INC	DIVIDEND	1.57	
06/04	AUTOLIV INC	DIVIDEND	1.57	
09/03	AUTOLIV INC	DIVIDEND	1.58	
12/03	AUTOLIV INC	DIVIDEND	1.58	
01/05	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.17	
04/05	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.18	
07/02	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.18	
10/04	BURLINGTON NORTHERN SANTA FE	DIVIDEND	2.19	
02/02	CAROLINA POWER & LIGHT CO	DIVIDEND	138.79	
05/04	CAROLINA POWER & LIGHT CO	DIVIDEND	140.53	
08/03	CAROLINA POWER & LIGHT CO	DIVIDEND	142.23	
11/02	CAROLINA POWER & LIGHT CO	DIVIDEND	143.94	
03/11	CHEVRON CORP	DIVIDEND	40.85	
06/11	CHEVRON CORP	DIVIDEND	41.14	
09/13	CHEVRON CORP	DIVIDEND	41.41	
12/13	CHEVRON CORP	DIVIDEND	44.41	
03/01	CITIGROUP INC	DIVIDEND	0.53	
03/01	CITIGROUP INC	DIVIDEND	144.00	
06/01	CITIGROUP INC	DIVIDEND	1.11	
06/01	CITIGROUP INC	DIVIDEND	168.00	
08/30	CITIGROUP INC	DIVIDEND	1.58	
08/30	CITIGROUP INC	DIVIDEND	168.00	
11/26	CITIGROUP INC	DIVIDEND	2.09	
11/26	CITIGROUP INC	DIVIDEND	168.00	
03/16	COLONIAL GAS CO	DIVIDEND	5.18	
06/15	COLONIAL GAS CO	DIVIDEND	5.38	
02/02	COMMONWEALTH ENERGY SYSTEMS	DIVIDEND	11.46	
05/04	COMMONWEALTH ENERGY SYSTEMS	DIVIDEND	11.87	
08/03	COMMONWEALTH ENERGY SYSTEMS	DIVIDEND	11.99	
05/19	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	110.00	
05/19	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	110.00-	
05/19	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	55.00	
05/19	CRESCENT REAL ESTATE EQUITIES	SEC1250 GAINS	0.18	
05/19	CRESCENT REAL ESTATE EQUITIES	L/T CAP GAINS	2.16	
05/19	CRESCENT REAL ESTATE EQUITIES	RETURN OF CAPITAL	52.66	
08/18	CRESCENT REAL ESTATE EQUITIES	DIVIDEND	112.71	

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sierra Health Services, Inc.
Incoming letter dated January 28, 2002

The proposal relates to bonuses and stock options for Sierra's executive officers.

There appears to be some basis for your view that Sierra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sierra's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sierra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sierra relies.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor